      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, MARCH 14, 2000
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                         ------------------------------

                              LJL BIOSYSTEMS, INC.

             (Exact Name of Registrant as Specified in Its Charter)

                         ------------------------------

          DELAWARE                                         3826                                        77-0360183
(State or Other Jurisdiction                   (Primary Standard Industrial                         (I.R.S. Employer
             of                                Classification Code Number)                       Identification Number)
      Incorporation or
       Organization)

                                405 TASMAN DRIVE
                              SUNNYVALE, CA 94089
                                 (408) 541-8787

       (Address, Including Zip Code, and Telephone Number, Including Area
               Code, of Registrant's Principal Executive Offices)

                         ------------------------------

                                 LEV J. LEYTES
                      CHIEF EXECUTIVE OFFICER AND CHAIRMAN
                                405 TASMAN DRIVE
                              SUNNYVALE, CA 94089
                                 (408) 541-8787

(Name, Address Including Zip Code, and Telephone Number Including Area Code, of
                               Agent for Service)

                         ------------------------------

                                   COPIES TO:

                ALAN TALKINGTON                                          PETER T. HEALY
                  DAVID SOBUL                                            MARK C. EASTON
                  SCOTT PORTER                                       O'MELVENY & MYERS LLP
       ORRICK, HERRINGTON & SUTCLIFFE LLP                              275 BATTERY STREET
       OLD FEDERAL RESERVE BANK BUILDING                            SAN FRANCISCO, CA 94111
               400 SANSOME STREET
            SAN FRANCISCO, CA 94111

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

                         ------------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                                                    PROPOSED MAXIMUM     PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                  AMOUNT TO         OFFERING PRICE          AGGREGATE            AMOUNT OF
        SECURITIES TO BE REGISTERED            BE REGISTERED(1)        PER UNIT(2)       OFFERING PRICE(2)    REGISTRATION FEE
Common Stock, par value $0.001..............       2,875,000             $33.10             $95,162,500            $25,123

(1) Includes up to 375,000 shares of common stock that the underwriters have an option to purchase pursuant to a 30-day over-allotment option.

(2) Estimated solely for the purpose of computing the amount of the registration fee based on the average of the high and low closing price of the Common Stock as reported on the Nasdaq National Market on March 10, 2000, pursuant to Rule 457(c).

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE
COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED MARCH 14, 2000

                                   [LJL LOGO]

                                2,500,000 SHARES

                                  COMMON STOCK

    We are offering 2,500,000 shares of our common stock. Our common stock is quoted on the Nasdaq National Market under the symbol LJLB. The last reported sale price of our common stock on the Nasdaq National Market on March 13, 2000 was $28.00 per share.

                            ------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                             ---------------------

                                                                 PER SHARE            TOTAL
                                                              ----------------   ----------------
Public Offering Price.......................................      $                $
Underwriting Discounts and Commissions......................      $                $
Proceeds to LJL.............................................      $                $

    THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    We have granted the underwriters a 30-day option to purchase up to an additional 375,000 shares from us to cover any over-allotments. FleetBoston Robertson Stephens Inc. expects to deliver the shares of common stock to
investors on            , 2000.

                            ------------------------

ROBERTSON STEPHENS                                                     CHASE H&Q

                                 DAIN RAUSCHER WESSELS

                 THE DATE OF THIS PROSPECTUS IS MARCH   , 2000

                              [INSIDE FRONT COVER]

LJL Logo

Title: "High Throughput Solution for Drug Discovery"

Color Artwork: Circular collage of photographs. Clockwise from top: (1) three microplates, (2) an individual holding a stack of microplates, (3) TKX enzyme assay kit, (4) scientists discussing assay results while standing beside an Analyst high throughput analyzer, and (5) Analyst high throughput analyzers.

Block of text beneath color artwork: "In the Genomics and Post-Genomics Era"

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH INFORMATION DIFFERENT THAN THAT CONTAINED IN THIS PROSPECTUS. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL AND SEEKING OFFERS TO BUY, THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Special Note Regarding Forward-Looking Statements...........    iii
Summary.....................................................      1
Risk Factors................................................      5
Use of Proceeds.............................................     17
Capitalization..............................................     18
Dilution....................................................     19
Price Range of Common Stock.................................     20
Dividend Policy.............................................     20
Selected Consolidated Financial Data........................     21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     22
Business....................................................     30
Management..................................................     39
Underwriting................................................     42
Where You Can Find More Information.........................     45
Incorporation of Certain Documents by Reference.............     45
Experts.....................................................     45
Legal Matters...............................................     45
Index to Consolidated Financial Statements..................    F-1

                            ------------------------

    Our trademarks, Acquest-TM-, Analyst-TM-, CRITERION-TM-, DPX-TM-, FLARe-TM-, HE-TM-, HEFP-TM-, LJL BioSystems-TM-, ProteasePX-TM-, ScreenStation-TM-, SmartOptics-TM-, Sunnyvale Red-TM-, The High Throughput Company-TM-, TKX-TM-, TKXtra-TM- and our logo are our trademarks or service marks. All other trade names and trademarks referred to in this prospectus are the property of their respective owners.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus and the documents incorporated by reference contain forward-looking statements including, without limitation, statements concerning the future of the industry, product development, business strategy including the possibility of future acquisitions, continued acceptance and growth of our current and future products and dependence on significant customers. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other forward-looking information. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted below and other factors noted throughout this prospectus could cause our actual results to differ significantly from those contained in any forward-looking statement.

                                    SUMMARY

    THE FOLLOWING SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE BUYING OUR SHARES. YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS, AND THE NOTES TO THOSE CONSOLIDATED FINANCIAL STATEMENTS, APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS ANTICIPATED IN THOSE FORWARD-LOOKING STATEMENTS AS A RESULT OF THE FACTORS DESCRIBED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

                                  OUR BUSINESS

    We design, produce and sell infrastructure tools that accelerate and enhance the process of discovering new drugs in the genomics and post-genomics era. Our products, including instruments and consumables, are designed to provide flexible, cost-efficient, high throughput solutions that can be used across all stages of the drug discovery process. Our customers include pharmaceutical, biotechnology and genomics companies as well as research institutions. Since 1998, 21 of the top 25 pharmaceutical companies have purchased our products and more than 60% of these customers are repeat customers. In addition we have entered into strategic collaborations with AstraZeneca in October 1999 and SmithKline Beecham in September 1998 that provide each of them with early access to certain of our new technologies. Our customers primarily use our products for high throughput drug discovery, including screening and genotyping.

    Screening, or testing, of compounds against a target is an essential stage in the drug discovery process. Advances in genomics, synthetic chemistry and other technologies have dramatically increased the number of both targets and compounds. Screening significantly larger numbers of compounds against an increasing number of targets requires new high throughput infrastructure tools that can operate with a high degree of automation and analytical flexibility.

    In addition, we believe there is a growing demand for high throughput genotyping, including the analysis of certain variations in DNA, called single nucleotide polymorphisms or SNPs. SNPs are believed to be associated with differences between individuals, including disease predispositions and dissimilarity in patient responses to drugs. We believe that SNP analysis will play an essential role in the development of drugs, diagnostics and other life science applications. In order to discover and utilize SNPs, it is expected that extremely large numbers of SNPs must be analyzed and correlated with health and other physical and mental features. SNP analysis requires highly accurate, cost-efficient, high throughput genotyping technology.

OUR CURRENT PRODUCTS AND TECHNOLOGIES

    Our current products, which are based on our proprietary technologies, are summarized below:

                     PRODUCT         COMMERCIAL LAUNCH                    DESCRIPTION
                ------------------   -----------------   ----------------------------------------------
INSTRUMENTS     Analyst HT            May 1998           High throughput analyzer
                Acquest               September 1998     Ultra-high throughput analyzer
                Analyst AD            April 1999         Assay development analyzer

CONSUMABLE      TKX                   June 1998          Enzyme assay kit
REAGENTS        TKXtra                April 1999         Enzyme assay kit
                DPX                   September 1999     Receptor assay kit
                ProteasePX            September 1999     Enzyme assay kit
                cAMP                  September 1999     Cell signaling molecule assay
                Sunnyvale Red         September 1999     Reagent for detecting large molecule
                                                         interactions

CONSUMABLE      96-well HE Plate      December 1999      Microplates for miniaturized 96-well format
                                                         assays
MICROPLATES     384-well HE Plate     December 1999      Microplates for miniaturized 384-well format
                                                         assays

    Our current products are based on our proprietary technologies that integrate our expertise in a number of areas including advanced optics, electronics, automation and robotics, microfluidics, fluorescence detector technologies, software and information systems, biophysics, biology and chemistry.

    One of our core technologies is called High Efficiency Fluoresence Polarization, or HEFP. HEFP detects molecular binding events by measuring changes in the speed of molecular rotation. HEFP enables high throughput, cost-efficient, flexible test, or assays, that can be easily miniaturized and automated.

    In August 1999 we created our Genomics Sciences Group to commercialize our HEFP technology in the area of genotyping. We recently began selling and shipping our analyzer platform for high throughput SNP genotyping to customers at several leading genomics companies and research institutions.

OUR TECHNOLOGIES UNDER DEVELOPMENT

    In addition to our current product offerings, we are developing new technologies and services designed to address the evolving high throughput demands of life science research. Some of our new technologies under development include:

    SCREENSTATION. In September 1999, we demonstrated a prototype and announced the introduction of our next generation instrument platform, ScreenStation. ScreenStation is being developed to enable integrated assay automation, miniaturization and multiple detection modes at a high throughput rate. We believe ScreenStation technology represents a significant advance in high throughput screening as it enables pharmaceutical companies to easily implement homogeneous assays that are fast, miniaturized, and non-radioactive. We plan to start shipments in 2000.

    FLARE TECHNOLOGY AND SMITHKLINE BEECHAM COLLABORATION. FLARe, or Fluorescence Lifetime Assay Repertoire, is our proprietary instrumentation and reagent platform that significantly reduces the effect of background noise in certain fluorescence-based assays. In September 1998, we entered into a collaboration agreement with SmithKline Beecham, which provides them early access to our FLARe technology. In February 2000, we announced the successful completion of an important milestone in our collaboration with SmithKline Beecham with the acceptance and delivery of the first system utilizing our FLARe technology.

                                  OUR ADDRESS

    Our principal executive offices are located at 405 Tasman Drive, Sunnyvale, CA 94089 and our telephone number is (408) 541-8787. Our corporate web site is www.ljlbio.com. Our website is not a part of this prospectus.

                                  THE OFFERING

    The calculation of the shares of common stock outstanding in the table below is based on the number of shares outstanding as of February 29, 2000.

Common stock offered...................  2,500,000 shares(1)

Common stock outstanding after the
 offering..............................  17,247,391 shares(2)

Use of proceeds........................  We expect to use the net proceeds of this offering to fund research and development and sales and marketing activities, especially relating to our genomics and consumables
                                         businesses, as well as investments in manufacturing,
                                         administrative infrastructure, working capital and other
                                         general corporate purposes, which may include the potential acquisition of technologies, products and businesses.

Nasdaq National Market symbol..........  LJLB

------------------------------

(1) Unless we specifically state otherwise, the information in this prospectus does not take into account the sale, pursuant to the underwriters' over-allotment option, of up to 375,000 shares of common stock which the underwriters have the option to purchase from us.

(2) The common stock outstanding after the offering does not include (i) up to 65,653 shares of common stock issuable upon exercise of stock warrants outstanding as of February 29, 2000 at an exercise price of $5.20 per share; and (ii) up to 2,461,370 shares of common stock issuable upon exercise of options previously awarded or which may be awarded in the future. Options to purchase 2,011,281 shares of common stock exercisable at a weighted-average exercise price per share of $6.44, were outstanding as of February 29, 2000.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                YEAR ENDED DECEMBER 31,
                                                  ----------------------------------------------------
                                                    1995       1996       1997       1998       1999
                                                  --------   --------   --------   --------   --------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:

Net sales.......................................   $5,151     $9,285    $ 5,204    $  4,436   $  9,917
Cost of sales...................................    1,174      2,755      2,319       2,487      3,554
                                                   ------     ------    -------    --------   --------
  Gross profit..................................    3,977      6,530      2,885       1,949      6,363
                                                   ------     ------    -------    --------   --------
Operating expenses:
  Research and development......................    1,740      2,384      3,511       5,472      6,787
  Selling, general and administrative...........    1,963      4,062      2,145       5,308      8,199
                                                   ------     ------    -------    --------   --------
    Total operating expenses....................    3,703      6,446      5,656      10,780     14,986
                                                   ------     ------    -------    --------   --------
Income (loss) from operations...................      274         84     (2,771)     (8,831)    (8,623)
Interest and other income, net..................       87        181        237         629        590
Interest expense................................       (5)        (5)        (9)        (35)       (90)
                                                   ------     ------    -------    --------   --------
Income (loss) before provision for income
  taxes.........................................      356        260     (2,543)     (8,237)    (8,123)
Provision for income taxes......................        4          2         12          --         15
                                                   ------     ------    -------    --------   --------
Net income (loss)...............................      352        258     (2,555)     (8,237)    (8,138)
Accretion of mandatorily redeemable convertible
  preferred stock redemption value..............       --         --       (636)       (254)        --
                                                   ------     ------    -------    --------   --------
Net income (loss) available to common
  stockholders(1)...............................   $  352     $  258    $(3,191)   $ (8,491)  $ (8,138)
                                                   ======     ======    =======    ========   ========
Basic and diluted net income (loss) per share
  available to common stockholders(1)...........   $ 0.08     $ 0.06    $ (0.71)   $  (0.91)  $  (0.65)
                                                   ======     ======    =======    ========   ========
Shares used in computation of basic and diluted
  net income (loss) per share available to
  common stockholders(1)........................    4,501      4,501      4,504       9,283     12,506
                                                   ======     ======    =======    ========   ========

                                                                     DECEMBER 31, 1999
                                                           --------------------------------------
                                                                         PRO         PRO FORMA
                                                            ACTUAL     FORMA(2)    AS ADJUSTED(3)
                                                           --------   ----------   --------------
BALANCE SHEET DATA:

Cash, cash equivalents and investments...................  $  8,458    $ 26,829       $ 92,164
Total assets.............................................    14,358      32,729         98,064
Accumulated deficit......................................   (20,379)    (20,379)       (20,379)
Total stockholders' equity...............................     9,780      28,151         93,486

------------------------------

(1) See Note 1 of "Notes to Consolidated Financial Statements" for a description of the computation of basic and diluted per share amounts.

(2) Pro forma information gives effect to the sale of 1.76 million shares of common stock in a private placement completed in February 2000 with net cash proceeds of approximately $18.4 million.

(3) Adjusted to reflect the receipt and application of the net proceeds from the sale of 2.5 million shares of common stock offered by us at an assumed public offering price of $28.00 per share, after deduction of the underwriting discount and estimated offering expenses. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

    INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE PURCHASING OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS COULD BE MATERIALLY HARMED, AND OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED. AS A RESULT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MIGHT LOSE ALL OR PART OF YOUR INVESTMENT.

SINCE WE ADOPTED OUR CURRENT BUSINESS STRATEGY IN 1996, WE HAVE CONSISTENTLY HAD OPERATING LOSSES; THE MARKET FOR OUR PRODUCTS IS RELATIVELY NEW AND UNDEFINED, AND WE MAY NEVER ACHIEVE PROFITABILITY.

    We began implementing our current strategic business model to develop products for the high throughput market in 1996 and we began targeting the SNP genotyping market in 1999. In connection with this change in strategy, we shifted our focus from developing and manufacturing clinical diagnostic and research products on an original equipment manufacturing basis to developing, manufacturing and marketing products for the high throughput market. As a result, our historical operating and financial performance is generally not indicative of future financial and business results. We incurred operating losses for the years ended December 31, 1999, 1998 and 1997 as a result of our change in business strategy and anticipate that we may continue to incur losses for at least the next several years due to the substantial increases in expenditures necessary to continue to develop and commercialize our product line. We began commercial shipments of our first high throughput instrument, the Analyst HT, in the second quarter of 1998, we began commercial shipments of our ultra-high throughput product, Acquest, in the fourth quarter of 1998 and began commercial shipments of our Analyst AD instrument in June 1999. Accordingly, we are subject to the risks inherent in the operation of a new business, such as:

    - failure to develop effective sales, marketing and distribution channels;

    - failure to achieve market acceptance and demand for our product line;

    - failure to effectively service and maintain the product line;

    - failure to implement commercial scale-up of developed products; and

    - failure to attract and retain key personnel.

    Furthermore, our target markets are relatively new and the use of high throughput products by pharmaceutical, biotechnology and genomics companies is still developing. Demand for our instruments will depend upon the extent to which our customers adopt high throughput analysis as a drug discovery tool. If high throughput analysis does not become widely used, demand for our products will not develop as we currently expect or at all. The lack of demand for our product line would have a material adverse effect on our business, financial condition and results of operations.

BECAUSE WE ARE IN THE EARLY STAGE OF DEVELOPMENT OF CERTAIN INSTRUMENTS, OUR ABILITY TO DEVELOP AND COMMERCIALIZE THESE PRODUCTS IS UNCERTAIN.

    Our success will depend on our ability to develop and commercialize our instruments. We began commercial shipments of our first high throughput instrument, the Analyst HT, in the second quarter of 1998, we began commercial shipments of our ultra-high throughput product, Acquest, in the fourth quarter of 1998 and began commercial shipments of our Analyst AD instrument in June 1999. We had not previously developed or commercialized products for the high throughput market before this time. We are also developing new technologies and products for our product line, such as FLARe and ScreenStation. The successful implementation and operation of our product line, including the new technologies and products currently being developed, is a complex process requiring the integration and maintenance of, among other technologies: advanced optics, electronics, automation and robotics, microfluidics, fluorescence detector technologies, software and information systems, biophysics, biology and chemistry.

    Even if our current and future products appear promising at commercial launch, they may not achieve market acceptance at a level necessary to enable production at a reasonable cost, to support the required sales and marketing effort, to cost effectively service and maintain, and to support continuing research and development costs. In addition, our product line instruments may:

    - be difficult or overly expensive to produce;

    - fail to achieve performance levels expected by customers;

    - have a price level that is unacceptable in our targeted industries; or

    - be precluded from commercialization by the proprietary rights of others or other competitive forces.

    There can be no assurance that we will be able to successfully manufacture and market our products on a timely basis, achieve anticipated performance levels or throughputs, gain and maintain industry acceptance of our products or develop a profitable business. The failure to achieve any of these objectives would have a material adverse effect on our business, financial condition and results of operations.

BECAUSE WE ARE IN THE EARLY STAGE OF DEVELOPMENT, OUR ABILITY TO DEVELOP AND COMMERCIALIZE CONSUMABLES IS UNCERTAIN.

    We expect in the future that a substantial portion of our revenues may be derived from the sale of reagents, assay kits and microplates. We have limited experience in the development, manufacture and marketing of reagents, assay kits and microplates, having only recently introduced our first assay kits and HE microplates. We intend to continue to license assay technologies from third parties and to develop reagents, assay kits and microplates internally. We may not succeed in licensing any additional assay technologies on acceptable terms, if at all, and we may not successfully commercialize any assay technologies that we license. In addition, we are internally developing reagents, assay kits and microplates, but have limited experience in this area. We may not successfully develop additional reagents, assay kits or microplates internally, and any reagents, assay kits or microplates we do develop may not achieve market acceptance. We intend to outsource the manufacture of microplates and, as sales volumes increase, to also outsource the manufacture of reagents and assay kits. We may not be able to enter into agreements with third parties for the manufacture of reagents, assay kits or microplates on terms commercially acceptable to us or at all. In addition, we intend to sell reagents, assay kits and microplates to purchasers of our instruments, including the Analyst HT, Analyst AD and Acquest. Sales of the Analyst HT, Analyst AD and Acquest may not be sufficient to support this strategy. A failure to achieve commercial acceptance of our reagents, assay kits and microplates would have a material adverse effect on our business, financial condition and results of operations.

BECAUSE WE DEPEND ON DEVELOPING TECHNOLOGIES AND OUR MARKETS ARE SUBJECT TO RAPID TECHNOLOGICAL CHANGE, WE MAY NOT BE ABLE TO COMMERCIALIZE OUR PRODUCTS.

    The pharmaceutical, biotechnology and genomics instrumentation and reagents markets are characterized by rapid technological change and frequent new product introductions by many competitors. Our targeted markets are in early stages of development and may not grow as we currently anticipate, which would significantly reduce the market potential for our products. In addition, our future success will depend on our ability to enhance and maintain our current and planned product line and to develop and introduce, on a timely basis, new technologies and products that address the evolving needs of our customers. These new technologies and products include but are not limited to fluorescence-based reagents and assay kits, products based on our ScreenStation, HEFP, FLARe and SmartOptics technologies, as well as future additions to our SNP genotyping platform. Development of these new technologies subjects us to significant risks and uncertainties, as we may encounter unanticipated technical issues that may cause development delays. These technical issues may require us to cancel such development programs altogether, if we are unable to find solutions to these issues. Even if development is successful, we anticipate that production units for these new products may not be available for several months or years, if at all. The production of instruments and consumables may present manufacturing challenges. We may experience difficulties that could delay or prevent the successful manufacturing, introduction and marketing of our new products or our product enhancements. Any failure to manufacture and introduce products in a timely manner in response to changing market demands or customer requirements could have a material adverse effect on our business, financial condition and results of operations.

WE HAVE LIMITED SALES, MARKETING AND SERVICE EXPERIENCE AND MAY NOT BE ABLE TO DEVELOP A DIRECT SALES AND SERVICE FORCE OR DISTRIBUTION CHANNELS THAT CAN MEET OUR CUSTOMERS' NEEDS.

    We have limited experience in direct marketing, sales, service and distribution. Our future profitability will depend on our ability to further develop a direct sales and service force to sell and maintain our product line. Our products are technical in nature and we therefore believe it is necessary to develop a direct sales and service force consisting of people with scientific backgrounds and expertise. Competition for such employees is intense. We may not be able to attract and retain qualified sales and service personnel or be able to build an efficient and effective sales, support and marketing organization. Failure to attract or retain qualified sales and service personnel or to build such a sales, support and marketing organization would have a material adverse effect on our business, financial condition and results of operations.

    We are marketing our product line in certain international markets through distributors. While we currently have two distributors in international markets, one in Japan and another with the territory of Belgium, Netherlands and Luxembourg, there can be no assurance that we will be able to engage additional qualified distributors. Such distributors may:

    - fail to satisfy financial or contractual obligations to us;

    - fail to adequately market our products;

    - cease operations with little or no notice to us; or

    - offer, design, manufacture or promote competing product lines.

    The failure to develop and maintain effective distribution channels could have a material adverse effect on our business, financial condition and results of operations.

WE PARTICIPATE IN A HIGHLY COMPETITIVE MARKET AND OUR PRODUCTS MAY NOT BE ACCEPTED IN THE MARKET.

    The market for high throughput products for drug discovery and SNP genotyping is highly competitive. We anticipate that competition will increase significantly as more customers adopt high throughput tools for drug discovery and SNP genotyping, and as competitors enter the market with new advanced technologies and products. We are competing in many areas, including high throughput instruments, assay development, consumables and reagent sales. We compete with companies that directly market high throughput products. In addition, pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other research organizations are conducting research and developing products in various areas which compete with our technology platform, either on their own or in collaboration with others. As a result, our potential customers may choose not to purchase our products. Our potential customers may assemble and run high throughput systems by purchasing products from competitors or making their own. Further, certain companies offer screening and genotyping services on a contract or collaborative basis, and these services could eliminate the need for a potential customer to purchase our products. Our technological approaches may be rendered obsolete or uneconomical by advances in existing technological approaches or the development of different approaches by one or more of our current or future competitors. Many of these competitors have greater financial and personnel resources, and more experience in research and development, sales and marketing and other areas than us.

THE MARKET FOR OUR PRODUCT LINE IS CONCENTRATED, WHICH LIMITS THE NUMBER OF OUR POTENTIAL CUSTOMERS.

    We currently market our product line to pharmaceutical, biotechnology and genomics companies, as well as academic institutions; however, our primary marketing efforts and the majority of our sales are to pharmaceutical companies. Our market for high throughput and ultra-high throughput products is highly concentrated, with approximately 50 large pharmaceutical companies operating a substantial portion of our targeted drug discovery laboratories. In 1999, sales to a single customer accounted for 15% of our revenues. We expect a relatively small number of customers will continue to account for a substantial portion of our revenues. We face risks associated with a highly concentrated customer base to which we sell our product line, including the failure to establish or maintain relationships within a limited customer pool, or substantial financial difficulties or decreased capital spending by our customers, any of which could have a material adverse effect on our business, financial condition and results of operations.

OUR PRODUCTS HAVE LENGTHY SALES CYCLES, WHICH COULD CAUSE OUR OPERATING RESULTS TO FLUCTUATE SIGNIFICANTLY FROM QUARTER TO QUARTER.

    The sale of our product line typically involves a significant technical evaluation and commitment of capital by customers. Accordingly, the sales cycle associated with our products is expected to be lengthy and subject to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews, that are beyond our control. Due to this lengthy and unpredictable sales cycle, our operating results could fluctuate significantly from quarter to quarter.

IF OUR CUSTOMERS ARE UNABLE TO ADEQUATELY PREPARE SAMPLES AS REQUIRED BY OUR INSTRUMENTS, THE OVERALL MARKET DEMAND FOR OUR PRODUCTS MAY DECLINE.

    Before using our instruments, customers must prepare assays by following several steps that are prone to human error. If assays are not prepared appropriately, our instruments will not generate a useful reading. If our customers experience these difficulties, they may achieve lower levels of throughput or accuracy than those for which our instruments were designed. If our customers are unable to generate expected levels of throughput or accuracy, they may not continue to purchase our products and they may express their discontent with our products in the marketplace. Any or all of these actions would reduce the overall market demand for our products.

WE HAVE LIMITED MANUFACTURING EXPERIENCE AND MAY NOT BE ABLE TO SCALE-UP OUR MANUFACTURING OPERATIONS TO COMMERCIAL LEVELS.

    We are producing certain of our products in limited quantities, and have not yet manufactured other products and reagents and assay kits in significant quantities. We may encounter difficulties in scaling up production of our product line due to, among other things, quality control and assurance, component supply and availability of qualified personnel. Even if we successfully develop and introduce our products to market, we may not be able to manufacture or support them in sufficient quantities at acceptable cost while meeting quality control standards. We intend to outsource the manufacture of microplates and, as sales volumes increase, to evaluate outsourcing the manufacture of reagents and assay kits. Difficulties encountered in the manufacturing scale-up of other products in our product line could have a material adverse effect on our business, financial condition and results of operations.

WE MAY NOT SUCCESSFULLY MANAGE OUR GROWTH.

    Our success will depend on the expansion of our operations and the effective management of growth, which will place a significant strain on our management, operational and financial resources. To manage such growth, we must expand our facilities, augment our operational, financial and management systems and hire and train additional qualified personnel. Our failure to manage growth effectively would have a material adverse effect on our business, financial condition and results of operations.

WE DEPEND UPON KEY PERSONNEL WHO MAY TERMINATE THEIR EMPLOYMENT WITH US AT ANY TIME; WE NEED TO HIRE ADDITIONAL QUALIFIED PERSONNEL.

    Our success will depend to a significant degree upon the continued services of key management, technical and scientific personnel, including Lev J. Leytes, the Chairman of our Board of Directors, President and Chief Executive Officer. In addition, our success will depend on our ability to attract and retain other highly skilled personnel. Competition for qualified personnel is intense, and the process of hiring such qualified personnel is often lengthy. There can be no assurance that we can recruit such personnel on a timely basis, if at all. Our management and other employees may voluntarily terminate their employment with us at any time. The loss of the services of key personnel, or the inability to attract and retain additional qualified personnel, could have a material adverse effect on our business, financial condition and results of operations.

BECAUSE WE DEPEND ON SUPPLIERS AND CONTRACT MANUFACTURERS, WE ARE SUBJECT TO RISKS BEYOND OUR CONTROL.

    Certain components used in our product line are currently purchased from a single or a limited number of outside sources. The reliance on a sole or limited number of suppliers could result in:

    - delays associated with redesigning a product due to a failure to obtain a single source component;

    - an inability to obtain an adequate supply of required components; and

    - reduced control over pricing, quality and timely delivery.

    We do not maintain long-term agreements with any of our suppliers, and therefore the supply of a particular component could be terminated at any time without penalty to the supplier. Any interruption in the supply of single source components could have a material adverse effect on our business, financial condition and results of operations. We intend to rely on contract manufacturers, some of which may be single source vendors, for the development, manufacture and supply of certain of our reagents, assay kits and microplates. There can be no assurance that we will be able to enter into such manufacturing contracts on commercially reasonable terms, if at all, or that our current or future contract manufacturers will meet our requirements for quality, quantity or timeliness. If the supply of any components, reagents, assay kits or microplates is interrupted, components, reagents, assay kits and microplates from alternative suppliers and contract manufacturers may not be available in sufficient volumes within required timeframes, if at all, to meet our production needs.

WE HAVE AN ACCUMULATED DEFICIT AND OUR FUTURE PROFITABILITY IS UNCERTAIN.

    As of December 31, 1999, we had an accumulated deficit of approximately $20.4 million. The expansion of our operations and continued development of our product line will require a substantial increase in sales, marketing and research and development expenditures for at least the next several years. As a result, we expect to incur operating losses for the next several years. Our future profitability will depend on our ability to successfully develop, support and commercialize our product line. Accordingly, the extent of future losses and the time required to achieve profitability, if achieved at all, is highly uncertain. Moreover, if profitability is achieved, the level of such profitability cannot be predicted and may vary significantly from quarter to quarter.

WE MAY NEED TO RAISE CAPITAL IN THE FUTURE AND ADDITIONAL FUNDING IS UNCERTAIN.

    We may be required to raise substantial additional capital over a period of several years in order to develop and commercialize our products. Our future capital requirements will depend on numerous factors, including the costs associated with:

    - developing and commercializing our products;

    - developing a direct marketing, service and sales force;

    - maintaining existing, or entering into future, licensing and distribution agreements;

    - protecting intellectual property rights;

    - expanding our reagents and assay kits business;

    - broadening our product lines to include genotyping of SNPs;

    - expanding facilities and administrative infrastructure; and

    - consummating possible future acquisitions of technologies, products or businesses.

    We may consume available resources more rapidly than currently anticipated, resulting in the need for additional funding. Accordingly, we may be required to raise additional capital through a variety of sources, including the public equity market, private equity financing, collaborative arrangements, and public or private debt. Additional capital may not be available on acceptable terms, if at all. If adequate funds are not available, we may be required to significantly reduce or refocus our operations or to obtain funds through arrangements that may require us to relinquish rights to certain of our products, technologies or potential markets, which would have a material adverse effect on our business, financial condition and results of operations. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of such securities would result in ownership dilution to our existing stockholders.

WE HAVE INTERNATIONAL SALES AND OPERATIONS, WHICH SUBJECT US TO RISKS RELATED TO FOREIGN CURRENCY EXCHANGE RATES, TARIFFS, FOREIGN REGULATIONS, IMPORT AND EXPORT RESTRICTIONS AND DIFFICULTIES MANAGING AND STAFFING INTERNATIONAL OPERATIONS.

    We sell products in foreign countries in local currencies, which exposes us to foreign currency exchange risk. The U.S. dollar is the functional currency for our U.K. subsidiary; however, we do enter into transactions in currencies other than the U.S. dollar or pound sterling. Monetary and non-monetary assets and liabilities of our U.K. subsidiary are remeasured into U.S. dollars at period end and historical exchange rates, respectively. Sales and expenses are remeasured at average exchange rates in effect during each period, except for those expenses related to non-monetary assets, which are remeasured at historical exchange rates. Gains or losses from foreign currency transactions are included in net income (loss) and to date have not been material. We have not entered into any currency hedging activities but may choose to do so in the future.

    We expect that international sales could account for a significant portion of our total sales in the future. International sales and operations are subject to a number of risks, including:

    - the imposition of government controls;

    - export license requirements;

    - restrictions on the export of critical technology;

    - political and economic instability or conflicts;

    - trade restrictions;

    - changes in tariffs and taxes;

    - difficulties in staffing and managing international operations;

    - problems in establishing or managing distributor relationships; and

    - general economic conditions.

    In addition, as we expand our international operations and the amount of sales invoiced in local currencies becomes a larger portion of our business, fluctuations in the value of foreign currencies relative to the U.S. dollar may adversely affect our business, financial condition and results of operations.

WE MAY ACQUIRE TECHNOLOGIES, PRODUCTS AND BUSINESSES, WHICH COULD EXPOSE US TO ADDITIONAL RISKS AND BE DILUTIVE TO EXISTING STOCKHOLDERS.

    We may acquire certain technologies, products or businesses to broaden the scope of our existing and planned product lines and technologies. Such acquisitions would expose us to:

    - the risks associated with the assimilation of new technologies, operations, sites and personnel;

    - the diversion of resources from our existing business and technologies;

    - the inability to generate revenues to offset associated acquisition costs;

    - the requirement to maintain uniform standards, controls, and procedures;
      and

    - the impairment of relationships with employees and customers as a result of any integration of new management personnel.

    Acquisitions may also result in the issuance of dilutive equity securities, the incurrence or assumption of debt or additional expenses associated with the amortization of acquired intangible assets or potential businesses. Our failure to successfully address such risks could have a material adverse effect on our business, financial condition and results of operations.

THIRD PARTY INTELLECTUAL PROPERTY RIGHTS MAY LIMIT OUR ABILITY TO DEVELOP, SUPPORT AND SELL OUR PRODUCTS; WE HAVE LICENSED TECHNOLOGY THAT WE USE IN OUR PRODUCTS, BUT WE COULD LOSE RIGHTS TO THIS TECHNOLOGY AND THE ABILITY TO SELL AND SUPPORT OUR PRODUCTS.

    Our success will depend in part on our ability to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of others. As of February 29, 2000, we held seven U.S. patents and had thirteen pending U.S. patent applications, two pending European regional patent applications, one pending Israeli patent application, one pending Japanese patent application, thirteen pending PCT, or international, patent applications, and twenty-four pending U.S. provisional patent applications. To supplement our proprietary technology, we have licensed, and expect to continue to license from time to time, certain patent rights from third parties. These licenses may be terminated under certain circumstances, including a material breach by us. Furthermore, under some of these agreements, the licensors may elect to convert the exclusive rights into non-exclusive rights in the event that we fail to make certain minimum royalty payments. If these licenses are terminated due to a material breach of the license by us, or otherwise then we would lose the right to incorporate the licensed technology into our products, which would require us to exclude this certain technology from our existing and future products and either license or internally develop alternative technologies. There can be no assurance that we would be able to license alternative technologies on commercially acceptable terms, or at all, or that we would be capable of internally developing such technologies. Furthermore, other companies may independently develop technology with functionality similar or superior to the licensed technology that does not or is claimed not to infringe the licensed patents or that otherwise circumvents the technology we have licensed.

    We are aware of third party patents that contain issued claims that may cover certain aspects of our reagent technologies. In the future we may be required to license third-party patents to produce or sell certain reagents, assay kits and related products. Licenses for such patents may not be available on commercially acceptable terms, if at all. Any action against us claiming damages and seeking to enjoin commercial activities relating to the affected technologies could subject us to potential liability for damages. We could incur substantial costs in defending patent infringement claims, obtaining patent licenses, engaging in interference and opposition proceedings or other challenges to our patent rights or intellectual property rights made by third parties, or in bringing such proceedings or enforcing any patent rights against third parties. Our inability to obtain necessary licenses or our involvement in proceedings concerning patent rights could have a material adverse effect on our business, financial condition and results of operations.

    The patent positions of life science product companies, including ours, are uncertain and involve complex legal and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued. Consequently, there can be no assurance that our patent applications or those of our licensors will result in patents being issued or that any issued patents will provide protection against competitive technologies or will be held valid if challenged or circumvented. Others may independently develop products similar to our products, or design around or otherwise circumvent patents issued to us. In the event that any relevant claims of third-party patents are upheld as valid and enforceable, we could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses from the patent owners of each of such patents or to redesign our products or processes to avoid infringement. There can be no assurance that such licenses would be available or, if available, would be on terms acceptable to us or that we would be successful in any attempt to redesign our products or processes to avoid infringement. If we do not obtain the necessary licenses, we could be subject to litigation and encounter delays in product introductions while we attempt to design around such patents. Alternatively, the development, manufacture or sale of such products could be prevented. Litigation would result in significant costs to us as well as diversion of management time. Adverse determinations in any such proceedings could have a material adverse effect on our business, financial condition and results of operations.

    We also rely on trade secret and copyright law, as well as employee and third-party nondisclosure agreements to protect our intellectual property rights in our products and technology. There can be no assurance that these agreements and measures will provide meaningful protection of our trade secrets, copyrights, know-how, or other proprietary information in the event of any unauthorized use, misappropriation or disclosure. In addition, others may independently develop substantially equivalent proprietary technologies. Litigation to protect our trade secrets or copyrights would result in significant costs to us as well as diversion of management time. Adverse determinations in any such proceedings or unauthorized disclosure of our trade secrets could have a material adverse effect on our business, financial condition and results of operations. In addition, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as U.S. laws. There can be no assurance that we will be able to protect our intellectual property in these markets.

SOME OF OUR PRODUCTS ARE SUBJECT TO GOVERNMENT REGULATION, AND THE FAILURE BY US OR OUR ORIGINAL EQUIPMENT MANUFACTURING CUSTOMERS TO COMPLY WITH GOVERNMENT REGULATIONS COULD LIMIT OUR SALES OF THESE PRODUCTS.

    While we believe that none of our products will be regulated as medical devices or otherwise subject to FDA regulation, our clinical diagnostics products, including the Luminometer, Q2000, Horizon and a microplate heater, are subject to FDA regulation as medical devices, as well as similar foreign regulation. The process of obtaining and maintaining required regulatory clearances and approvals and otherwise remaining in regulatory compliance in the U.S. and certain other countries is lengthy, expensive and uncertain. Although we have phased out production of the Luminometer, Q2000 and the microplate heater, we will continue to manufacture the Horizon on an original equipment manufacturing basis during 2000 but do not expect to manufacture the Horizon after 2000. The Horizon is used in research and clinical laboratories to perform in vitro diagnostic tests, which are exempt from investigational device exemption requirements, including the need to obtain the FDA's prior approval, provided that, among other things:

    - the testing is noninvasive;

    - the product is not used as a diagnostic procedure without confirmation by another medically established test or procedure; and

    - distribution controls are established to assure that in vitro diagnostic products distributed for research are used only for those purposes.

    To our knowledge, our original equipment manufacturing customers have met these conditions. However, the FDA may not agree that our original equipment manufacturing customers' distribution of our clinical diagnostic products meets and have met the requirements for investigational device exemption. Failure by us, our original equipment manufacturing customers or the recipients of our clinical diagnostic products to comply with the investigational device exemption requirements could result in enforcement action by the FDA, which could adversely affect us or our original equipment manufacturing customers' ability to gain marketing clearance or approval of these products or could result in the recall of previously distributed products.

    Applicable law requires that we comply with the FDA's regulations for the manufacture of the Horizon. The FDA monitors compliance with its regulations by subjecting medical product manufacturers to periodic FDA inspections of their manufacturing facilities. The FDA has recently revised its regulations, and the new regulations impose design controls and make other significant changes in the requirements applicable to manufacturers. We are also subject to other regulatory requirements, and may need to submit reports to the FDA, including adverse event reporting. Failure to comply with current FDA regulations or other applicable legal requirements can lead to, among other things:

    - warning letters;

    - seizure of violative products;

    - suspension of manufacturing, government injunctions; and

    - potential civil or criminal liability on our part and the part of the responsible officers and employees.

    In addition, the government may halt or restrict continued sale of such instruments. In conjunction with the export of our clinical diagnostics instruments, we maintain International Organization for Standardization 9001 certification and apply the CE mark to certain products that are exported, which subjects our operations to periodic surveillance audits. While we believe we are currently in compliance with all applicable regulations and standards, there can be no assurance that our operations will be found to comply with these regulations or standards or other applicable legal requirements in the future or that we will not be required to incur substantial costs to maintain our compliance with existing or future manufacturing regulations, standards or other requirements. Any such noncompliance or increased cost of compliance could have a material adverse effect on our business, results of operations and financial condition.

    We are also subject to numerous federal, state and local laws relating to safe working conditions, manufacturing practices, environmental protection, storage, use and disposal of hazardous or potentially hazardous substances. Any material failure to comply with such laws could require us to incur significant costs and would have a material, adverse effect upon our ability to do business. Changes in existing requirements or adoption of new requirements or policies relating to government regulations could materially and adversely affect our ability to comply with such requirements.

WE USE HAZARDOUS MATERIALS AND IMPROPER HANDLING OF THESE MATERIALS BY OUR EMPLOYEES OR AGENTS COULD EXPOSE US TO SIGNIFICANT FINANCIAL PENALTIES.

    Our research and development and manufacturing operations involve the use of hazardous materials, biological samples and chemicals. We manufacture certain reagents and assay kits, some of which contain hazardous materials, including carcinogens. We are subject to federal, state and local laws and regulations governing the storage, use and disposal of such materials and certain waste products. The risk of accidental contamination or injury from the use of these materials cannot be completely eliminated. In the event of an accident, we could be held liable for damages that result and any such liability could exceed our resources, which would have a material adverse effect on us. We may incur substantial costs to comply with environmental and safety regulations.

IF ETHICAL AND OTHER CONCERNS SURROUNDING THE USE OF GENETIC INFORMATION BECOME WIDESPREAD, WE MAY HAVE LESS DEMAND FOR OUR PRODUCTS.

    Genetic testing has raised ethical issues regarding confidentiality and the appropriate uses of the resulting information. For these reasons, governmental authorities may call for limits on or regulation of the use of genetic testing or prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. Any of these scenarios could reduce the potential markets for our products, which could seriously harm our business, financial condition and results of operation.

YEAR 2000 PROBLEMS COULD ADVERSELY IMPACT OUR BUSINESS.

    In fiscal 1999, we established a year 2000 program to address certain year 2000 issues. This program focuses on four key areas of readiness:

    - internal infrastructure readiness, addressing internal hardware and software, including both information and non-information technology systems;

    - supplier readiness, addressing the preparedness of suppliers providing material incorporated into our products;

    - product readiness, addressing product functionality; and

    - customer readiness, addressing customer support and transactional activity.

    For each readiness area, we performed risk assessment, tested and repaired year 2000 issues as needed, developed contingency plans as considered necessary to mitigate unknown risks, and communicated year 2000 information to employees, suppliers, customers and other third parties.

    INTERNAL INFRASTRUCTURE READINESS. We completed an assessment of our internal software applications and information technology hardware and completed any necessary testing and repairs. These readiness activities were intended to encompass all major categories of software applications we use, including:

    - those used for manufacturing, engineering, sales, finance, and human resources;

    - hardware, including hubs, routers, telecommunication equipment, workstations and other items; and

    - non-information technology systems, including embedded systems, facilities and other operations, such as financial, banking, security and utility systems.

    As of December 31, 1999, we completed the evaluation and any necessary testing and repairs of our mission critical internal infrastructure and determined it to be year 2000 ready.

    SUPPLIER READINESS. This area focused on minimizing two components of risk associated with suppliers:

    - a supplier's product integrity; and

    - a supplier's business capability to continue providing products and services.

    We identified and contacted key suppliers regarding their relative risks in these two components. As of December 31, 1999, we had received responses from approximately 95% of our key suppliers, who indicated that the products provided to us were year 2000 compliant, or they were in the process of developing or executing repair plans to address year 2000 issues which may have affected their ability to continue providing products and services to us. Since we had no way of testing or validating what third party suppliers represented to us and given the fact that we had not received responses from 100% of our key suppliers, as a contingency plan we had enough material on hand at year end to satisfy our production needs through the first quarter of 2000.

    PRODUCT READINESS. This area focused on identifying and resolving year 2000 issues existing in our products. This area encompassed a number of activities, including testing, evaluation, engineering and manufacturing implementation. As of December 31, 1999, we had completed a year 2000 readiness assessment for our current generation of released products based upon a series of industry-recognized testing parameters and had determined that these products were year 2000 ready.

    CUSTOMER READINESS. This area focused on customer readiness as it related to our responsibility to provide customer support, including retrofitting products as well as providing other services to our customers. Primarily due to our product readiness efforts regarding our current generation of released products, we completed our assessment of year 2000 risk in this area and determined that there were no issues to address as of December 31, 1999.

    SUMMARY. As of December 31, 1999, we completed our year 2000 readiness program for internal infrastructure, product and customer readiness. Regarding supplier readiness, since we had no way of testing or validating what third party suppliers represent to us and given the fact that we had not received responses from 100% of our key suppliers, we had enough material on hand at year end to satisfy our production needs through the first quarter of 2000. Our overall cost to address year 2000 issues was not material. As of February 29, 2000, we have not had any year 2000 readiness issues. Although we are not aware of any year 2000 readiness issues affecting us at this time, there can be no assurance that issues, not yet apparent to us, will not arise during the year 2000 and beyond.

OUR FUTURE OPERATING RESULTS ARE LIKELY TO FLUCTUATE.

    Our future operating results are likely to fluctuate substantially from year to year and quarter to quarter. The degree of fluctuation will depend on a number of factors, including:

    - the timing and level of sales;

    - the mix of products sold through direct sales channels and third party distributors; and

    - any change in the product mix among our existing and planned product lines.

    Fluctuations of these factors could have a material adverse effect on our business, financial condition and results of operations. Because we expect a significant portion of our business to be derived from orders placed by a limited number of large customers, variations in the timing of such orders could cause significant fluctuations in our operating results. Other factors that may result in fluctuations in operating results include:

    - industry acceptance of high throughput and ultra-high throughput products as a drug discovery tool;

    - market acceptance of our products;

    - the timing of new product announcements and the introduction of new products and new technologies by us or our competitors;

    - delays in research and development of new products;

    - increased research and development expenses;

    - increased marketing and sales expenses associated with the implementation of our direct marketing efforts;

    - increased spending to develop and market our SNP genotyping product lines;

    - availability and cost of component parts from our suppliers;

    - competitive pricing pressures; and

    - developments with respect to regulatory matters.

    In connection with future introductions of new products, we may be required to record charges for inventory obsolescence in connection with unsold inventory, if any, of older generations of products.

    Our expenditures for research and development, selling, support and marketing and general and administrative functions are based in part on future revenue projections. We may be unable to adjust spending in a timely manner in response to any unanticipated declines in revenues, which may have a material adverse effect on our business, financial condition and results of operations. We may be required to reduce prices in response to competitive pressures or other factors or increase spending to pursue new market opportunities. Any decline in the average selling price of a product which is not offset by a reduction in product costs or by sales of other products with higher gross margins would decrease our overall gross profit and adversely affect our business, financial condition and results of operations. In addition, our operating results may vary from the expectations of public market analysts and investors, and, as a result, the price of our common stock could be materially and adversely affected.

                                USE OF PROCEEDS

    The net proceeds to us from the sale of the 2,500,000 shares of common stock we are offering will be approximately $65.3 million. If the underwriters fully exercise the over-allotment option, the net proceeds to us will be approximately $75.2 million. For the purpose of estimating net proceeds, we are assuming that the public offering price will be $28.00 per share. "Net proceeds" is what we expect to receive after we pay the underwriting discount and other estimated expenses for this offering.

    We expect to use the net proceeds to fund research and development and sales and marketing activities, especially relating to our genomics and consumables businesses, as well as investments in manufacturing, administrative infrastructure, working capital and other general corporate purposes, which may include the acquisition of technologies, products and businesses. We have no present understandings, commitments or arrangements with respect to any such acquisitions. Notwithstanding the intended use of proceeds, we may use the proceeds differently than currently anticipated, depending on changes in market conditions, progress of our research and development programs and other factors. Prior to using the net proceeds as described above, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing financial instruments.

                                 CAPITALIZATION

    The following table sets forth as of December 31, 1999 (1) our actual capitalization, (2) our pro forma capitalization giving effect to the sale of
1.76 million shares of our common stock in a private placement completed in February 2000 resulting in net cash proceeds of approximately $18.4 million, and
(3) our pro forma capitalization as adjusted to reflect the sale of 2.5 million shares of common stock offered hereby at an assumed public offering price of $28.00 per share, after deducting the underwriting discounts and estimated offering expenses.

                                                                       DECEMBER 31, 1999
                                                              ------------------------------------
                                                                                        PRO FORMA
                                                                          PRO FORMA    AS ADJUSTED
                                                               ACTUAL    (UNAUDITED)   (UNAUDITED)
                                                              --------   -----------   -----------
                                                                         (IN THOUSANDS)
Debt, current and long-term.................................  $    868     $    868      $    868
                                                              --------     --------      --------
Stockholders' equity:
  Common stock, $0.001 par value; 50,000,000 shares
    authorized; issued and outstanding: 12,756,203 actual;
    14,513,748 shares pro forma; 17,013,748 pro forma as
    adjusted(1).............................................        13           15            17
  Additional paid-in capital................................    30,601       48,970       114,303
  Deferred stock compensation...............................      (435)        (435)         (435)
  Accumulated comprehensive loss............................       (20)         (20)          (20)
  Accumulated deficit.......................................   (20,379)     (20,379)      (20,379)
                                                              --------     --------      --------
    Total stockholders' equity..............................     9,780       28,151        93,486
                                                              --------     --------      --------
Total capitalization........................................  $ 10,648     $ 29,019      $ 94,354
                                                              ========     ========      ========

------------------------

(1) Excludes options to purchase up to 1,851,720 shares of common stock exercisable at a weighted-average exercise price per share of $3.57, which were outstanding as of December 31, 1999; and up to 75,965 shares of common stock issuable upon exercise of stock warrants outstanding as of December 31, 1999 at a weighted average price per share of $5.22

    The table should be read in conjunction with our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

                                    DILUTION

    Our pro forma net tangible book value as of December 31, 1999 after giving effect to our sale of 1,757,545 shares of common stock in a private placement in February 2000 would have been approximately $28,151,000, or approximately $1.94 per share. Net tangible book value per share represents the amount of tangible assets less total liabilities, divided by 14,513,748 pro forma shares of common stock outstanding.

    Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of the 17,013,748 pro forma as adjusted shares of common stock outstanding immediately after this offering. After giving effect to our sale of 2,500,000 shares of common stock in this offering at an assumed public offering price of $28.00 per share and after deduction of the underwriting discounts and estimated offering expenses, our pro forma as adjusted net tangible book value as of December 31, 1999 would have been approximately $93,486,000, or $5.50 per share. This represents an immediate increase in pro forma net tangible book value of $3.56 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $22.50 per share to purchasers of common stock in this offering:


  Public offering per share.................................             $ 28.00
    Pro forma net tangible book value per share before
      offering..............................................   $ 1.94
    Increase per share attributable to new investors........     3.56
                                                               ------
  Pro forma as adjusted net tangible book value per share
    after offering..........................................                5.50
                                                                         -------
  Net tangible book value dilution per share to new
    investors...............................................             $ 22.50
                                                                         =======

    The following table sets forth the total consideration paid and the average price per share paid by the existing stockholders and by new investors, after deducting estimated underwriting discounts and commissions and offering expenses payable by us at an assumed public offering price of $28.00 per share.

                                           SHARES PURCHASED        TOTAL CONSIDERATION      AVERAGE
                                        ----------------------   -----------------------   PRICE PER
                                          NUMBER      PERCENT       AMOUNT      PERCENT      SHARE
                                        -----------   --------   ------------   --------   ---------
  Existing Stockholders...............   14,513,748      85.3%   $ 50,919,995      42.1%    $  3.51
  New Investors.......................    2,500,000      14.7      70,000,000      57.9       28.00
                                        -----------    ------    ------------    ------
    Total.............................   17,013,748     100.0%   $120,919,995     100.0%
                                        ===========    ======    ============    ======

------------------------

The number of shares of common stock outstanding at December 31, 1999 excludes:

(a) 1,851,720 shares of common stock issuable upon exercise of options outstanding as of December 31, 1999, with a weighted average exercise price of $3.57 per share; and

(b) 75,965 shares of common stock issuable upon exercise of warrants outstanding as of December 31, 1999, with a weighted average exercise price of $5.22 per share.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is traded on the Nasdaq National Market under the symbol "LJLB." The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock, as reported by the Nasdaq National Market.

                                                                PRICE RANGE OF
                                                                 COMMON STOCK
                                                              -------------------
                                                                HIGH       LOW
                                                              --------   --------
FISCAL 1998:
  First Quarter.............................................   $ 7.25     $6.75
  Second Quarter............................................     7.13      4.88
  Third Quarter.............................................     5.00      2.50
  Fourth Quarter............................................     3.38      2.00

FISCAL 1999:
  First Quarter.............................................   $ 8.13     $3.25
  Second Quarter............................................     6.06      3.13
  Third Quarter.............................................     4.63      2.88
  Fourth Quarter............................................     9.63      1.88

FISCAL 2000:
  First Quarter, through March 13, 2000.....................   $47.00     $6.50

    On March 13, 2000, the closing price for our common stock as reported on the Nasdaq National Market was $28.00. As of February 29, 2000, we had 122 holders of record of our common stock. There are approximately 1,600 beneficial owners of our common stock.

                                DIVIDEND POLICY

    Prior to June 1997, we operated as an S corporation for federal and state income tax purposes and distributed our taxable income to our stockholders in the form of dividends. Since September 1997, shortly after we became a C corporation, we have not paid any dividends and do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain all available funds and any future earnings for use in the operation of our business.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table contains our selected consolidated financial data and is qualified by the more detailed Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus. The consolidated statement of operations data for the fiscal years ended December 31, 1999, December 31, 1998 and December 31, 1997 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The consolidated statement of operations data for the fiscal years ended December 31, 1996 and December 31, 1995 have been derived from our audited consolidated financial statements, which are not included in this prospectus. This data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein.

                                                                 YEAR ENDED DECEMBER 31,
                                                   ----------------------------------------------------
                                                     1995       1996       1997       1998       1999
                                                   --------   --------   --------   --------   --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales........................................   $5,151     $9,285    $ 5,204    $ 4,436    $ 9,917
Cost of sales....................................    1,174      2,755      2,319      2,487      3,554
                                                    ------     ------    -------    -------    -------
  Gross profit...................................    3,977      6,530      2,885      1,949      6,363
                                                    ------     ------    -------    -------    -------
Operating expenses:
  Research and development.......................    1,740      2,384      3,511      5,472      6,787
  Selling, general and administrative............    1,963      4,062      2,145      5,308      8,199
                                                    ------     ------    -------    -------    -------
    Total operating expenses.....................    3,703      6,446      5,656     10,780     14,986
                                                    ------     ------    -------    -------    -------
Income (loss) from operations....................      274         84     (2,771)    (8,831)    (8,623)
Interest and other income, net...................       87        181        237        629        590
Interest expense.................................       (5)        (5)        (9)       (35)       (90)
                                                    ------     ------    -------    -------    -------
Income (loss) before provision for income
  taxes..........................................      356        260     (2,543)    (8,237)    (8,123)
Provision for income taxes.......................        4          2         12         --         15
                                                    ------     ------    -------    -------    -------
Net income (loss)................................      352        258     (2,555)    (8,237)    (8,138)
Accretion of mandatorily redeemable convertible
  preferred stock redemption value...............       --         --       (636)      (254)        --
                                                    ------     ------    -------    -------    -------
Net income (loss) available to common
  stockholders...................................   $  352     $  258    $(3,191)   $(8,491)   $(8,138)
                                                    ======     ======    =======    =======    =======
Basic and diluted net income (loss) per share
  available to common stockholders...............   $ 0.08     $ 0.06    $ (0.71)   $ (0.91)   $ (0.65)
                                                    ======     ======    =======    =======    =======
Shares used in computation of basic and diluted
  net income (loss) per share available to common
  stockholders...................................    4,501      4,501      4,504      9,283     12,506
                                                    ======     ======    =======    =======    =======

                                                                      DECEMBER 31,
                                                  ----------------------------------------------------
                                                    1995       1996       1997       1998       1999
                                                  --------   --------   --------   --------   --------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and investments..........   $1,773     $1,166    $ 5,525    $ 10,204   $  8,548
Total assets....................................    2,483      2,458      6,793      13,458     14,358
Mandatorily redeemable convertible preferred
  stock.........................................       --         --      9,308          --         --
Retained earnings (accumulated deficit).........       46       (226)    (3,750)    (12,241)   (20,379)
Total stockholders' equity (deficit)............       85       (187)    (3,795)     10,420      9,780

------------------------

See Note 1 of "Notes to Consolidated Financial Statements" for a description of the computation of basic and diluted per share amounts.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    We design, produce and sell products under the CRITERION name specifically targeted for both the current and evolving high throughput markets. Our CRITERION product line is comprised of instruments and consumables for drug discovery and genomics. To develop these products, we have assembled an integrated team of scientists and engineers with expertise in multiple disciplines, including biology, fluorescence, chemistry, biophysics, biochemistry, chemical and mechanical engineering, optics, electronics and software. Since our inception in 1988, we have designed, developed and manufactured high performance clinical diagnostics analyzers and other automated instruments.

    Starting in the second half of 1996, we began focusing on the high throughput market. Since then our efforts have resulted in the achievement of several key milestones.

    - In May 1998, we began shipping Analyst HT, our first-generation detection system for the high throughput market. This system was designed specifically for the high throughput market and offers multi-mode capability, flexibility and performs up to 70,000 screens per day.

    - Later in 1998, we shipped our first ultra-high throughput system, Acquest. Also multi-modal, Acquest was designed to accept microplates with both 384-well and 1,536-well formats and to perform up to 200,000 screens per day.

    - In June 1999, we began shipping Analyst AD, which was designed specifically for assay development and is fully compatible with Analyst HT.

    We have developed and are developing value-added, application-specific reagents, assay kits and microplates, which are being optimized for use in high throughput systems and specifically for use with our Analyst and Acquest product lines. We believe that customers will prefer to purchase consumables and instruments from a single source for convenience, ongoing support and accountability.

    As part of our shift in focus, we have de-emphasized our original equipment manufacturing development activities and have phased out production of all but one of our original equipment manufacturing instruments. However, we expect to support and may continue to manufacture products under our agreement with one customer through 2000 and possibly beyond.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1999 AND 1998

    NET SALES. Total sales were $9.9 million for the year ended December 31, 1999, as compared to $4.4 million for the year ended December 31, 1998, representing an increase of $5.5 million or 124%. This increase in sales was due primarily to an increase in sales volumes of our CRITERION products. We began shipping and recognizing revenue on our first high throughput product, Analyst, in the second quarter of 1998, and our follow-on ultra-high throughput product, Acquest, in the fourth quarter of 1998. As a result, we reported combined Analyst and Acquest instrument sales of $8.7 million for the year ended
December 31, 1999, as compared to $4.0 million for the year ended December 31, 1998. Sales to a single customer represented 15% of total sales during fiscal 1999. Sales to this customer represented less than 10% of our sales in fiscal 1998 and no customer in fiscal 1998 represented more than 10% of sales. For additional discussion of risks related to customer concentration, see "Risk Factors--The market for our product line is concentrated, which limits the number of our potential customers."

    We decided in 1996 to focus our future efforts on development of our proprietary product platform and not to pursue additional development or manufacturing agreements for original equipment manufacturing products. We did, however, record sales of $764,000 related to an original equipment manufacturing product during the year ended December 31, 1999. This compares to revenues from original equipment manufacturing product sales of $438,000 for the year ended December 31, 1998, representing an increase of $326,000 or 74%. We expect comparable sales from original equipment manufacturing products during 2000 but expect little or no original equipment manufacturing product sales in future periods beyond 2000.

    COST OF SALES.  Cost of sales were $3.6 million for the year ended
December 31, 1999, as compared to $2.5 million for the year ended December 31, 1998, representing an increase of $1.1 million or 43%. This was due primarily to the significant increase in sales of our CRITERION products. Gross profit, as a percentage of sales, was 64% for the year ended December 31, 1999, as compared to 44% for the year ended December 31, 1998. This increase was primarily the result of favorable product mix and higher manufacturing volumes, which resulted in better manufacturing overhead cost absorption. We expect that gross profit, as a percentage of sales, will fluctuate for the next several years based on sales volumes and product mix for the Analyst, Acquest and other products.

    RESEARCH AND DEVELOPMENT. Research and development expenses were $6.8 million for the year ended December 31, 1999, as compared to $5.5 million for the year ended December 31, 1998, representing an increase of $1.3 million or 24%. This increase was primarily due to increased costs associated with the development of our CRITERION product line platform. The fiscal 1999 percentage increase in research and development expenses of 24% was significantly lower than the fiscal 1998 percentage increase of 56% due to our efforts in fiscal 1999 to slow the growth of research and development expense. We expect research and development expenditures to continue to increase in future periods to support the development of our CRITERION product line, especially reagents and SNP related products.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative costs were $8.2 million for the year ended December 31, 1999, as compared to $5.3 million for the year ended December 31, 1998, representing an increase of $2.9 million or 54%. This increase was primarily due to increases in marketing and sales expenses associated with the addition of sales and marketing personnel and higher marketing expenses for the Analyst and Acquest product lines. This increase was also due to increases in general and administrative expenses, which include higher costs associated with the addition of administrative personnel and higher infrastructure costs associated with our fiscal 1999 headcount increases. We expect selling, general and administrative expenses to increase in future periods to support the development of our CRITERION product line, especially reagents and SNP related products.

    INTEREST AND OTHER INCOME, NET. Net interest and other income was $590,000 for the year ended December 31, 1999, as compared to $629,000 for the year ended December 31, 1998, representing a decrease of $39,000 or 6%. This decrease was primarily due to lower interest earned on lower average levels of invested cash, cash equivalents and investments in 1999 as compared to 1998.

    INTEREST EXPENSE.  Interest expense was $90,000 for the year ended
December 31, 1999, as compared to $35,000 for the year ended December 31, 1998, representing an increase of $55,000 or 157%. This increase was primarily due to higher interest paid on a higher average level of debt on our line of credit in 1999 as compared to 1998.

YEARS ENDED DECEMBER 31, 1998 AND 1997

    SALES. Total sales were $4.4 million for the year ended December 31, 1998, as compared to $5.2 million for the year ended December 31, 1997, representing a decrease of $0.8 million or 15%. This decrease in sales was due primarily to the significant decrease in sales from original equipment manufacturing and development agreements, which made up all of the revenue reported in the year ended December 31, 1997, partially offset by shipments of our first high throughput products in 1998. We began shipping and recognizing revenue on our first high throughput product, Analyst, in the second quarter of 1998, and our follow-on ultra-high throughput product, Acquest, in the fourth quarter of 1998, reporting combined systems sales in excess of $4.0 million for the year ended December 31, 1998. No revenue was recognized under development agreements for the year ended December 31, 1998, as compared with $0.6 million recognized under development agreements for the year ended December 31, 1997. The decrease in sales from original equipment manufacturing products and development agreements was due to our decision in 1996 to focus our future efforts on development of our proprietary CRITERION product platform and not to pursue additional development or manufacturing agreements for original equipment manufacturing products. Revenue from original equipment manufacturing product sales was $438,000 for the year ended December 31, 1998, as compared to $4.6 million for the year ended December 31, 1997, representing a decrease of $4.2 million. The decrease in original equipment manufacturing product revenue was due to our increasing focus on our CRITERION product line and the phasing out of the Luminometer, which is a microplate reader, the Q2000, which is a clinical analyzer, and the microplate heater products.

    COST OF SALES.  Cost of sales were $2.5 million for the year ended
December 31, 1998, as compared to $2.3 million for the year ended December 31, 1997, representing an increase of $0.2 million or 7%. This increase was primarily due to our transition in product mix from mature original equipment manufacturing products to our new CRITERION product line. Gross profit, as a percentage of product sales, was 44% for the year ended December 31, 1998, as compared to 49% for the year ended December 31, 1997. This decrease was primarily the result of decreased absorption of manufacturing overhead resulting from low production volumes of CRITERION instruments early in 1998.

    RESEARCH AND DEVELOPMENT. Research and development expenses were $5.5 million for the year ended December 31, 1998, as compared to $3.5 million for the year ended December 31, 1997, representing an increase of $2.0 million or 56%. This increase was primarily due to increased costs associated with the development of our CRITERION product line platform, partially offset by a decrease in the level of research and development expenses incurred in connection with development agreements for original equipment manufacturing customers.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative costs were $5.3 million for the year ended December 31, 1998, as compared to $2.1 million for the year ended December 31, 1997, representing an increase of $3.2 million or 147%. This increase was primarily due to increases in marketing and sales expenses associated with the addition of sales and marketing personnel, as well as marketing expenses for the Analyst and Acquest, and other increases in general and administrative expenses which include the additional administrative costs of being a public company.

    INTEREST AND OTHER INCOME, NET. Net interest and other income was $629,000 for the year ended December 31, 1998, as compared to $237,000 for the year ended December 31, 1997, representing an increase of $392,000 or 165%. This increase was primarily due to higher interest earned on higher average levels of invested cash, cash equivalents and investments in 1998, as compared to 1997, as a result of the receipt of the proceeds from our IPO.

    INTEREST EXPENSE.  Interest expense was $35,000 for the year ended
December 31, 1998, as compared to $9,000 for the year ended December 31, 1997, representing an increase of $26,000 or 289%. This increase was primarily due to higher interest paid on a higher average level of debt in 1998 as compared to 1997, when we did not have a line of credit but did have equipment loan agreements with a bank related to the purchase of equipment and software.

INCOME TAXES

    Prior to June 1997, we were taxed as an S corporation for federal and state income tax purposes. Under the Internal Revenue Code provisions regarding S corporations, we were not subject to federal income taxes but were subject to state income taxes at a reduced rate. As an S corporation, our stockholders paid taxes on their share of our taxable income in their individual tax returns. In June 1997, in connection with a preferred stock financing, we became subject to the C corporation provisions of the Internal Revenue Code pursuant to which our earnings are taxed for federal and state income tax purposes at the corporate level. Through June 1997, our profits were distributed to our stockholders through a combination of compensation, which was treated as an expense in the Statement of Operations, and dividends. Future distributions are not expected. During 1999, we recorded a provision for foreign income taxes of $15,000. At December 31, 1999, we had net operating loss carryforwards of approximately
$18 million and $9 million for federal and state income tax purposes, respectively, which expire from 2003 to 2020. A full valuation allowance has been provided for the net operating loss other deferred tax assets as our management does not consider their realization more likely than not.

LIQUIDITY AND CAPITAL RESOURCES

    As of December 31, 1999, we had cash, cash equivalents and investments of $8.5 million, working capital of $9.3 million and an accumulated deficit of $20.4 million. We completed an initial public offering of our common stock in March 1998, raising approximately $12.2 million in cash, net of underwriting discounts and associated costs. In April 1998, we sold an additional 88,000 shares of common stock in connection with the exercise of an over-allotment option granted to the underwriters and received cash proceeds, net of underwriting commissions and associated costs, of approximately $0.6 million. On January 27, 1999, we raised net cash proceeds of $6.7 million in connection with a private placement of 2.0 million shares of unregistered restricted common stock. The terms of the sale required that we file a registration statement covering such shares. Such registration statement was filed and became effective on July 22, 1999. On February 2, 2000, we received net cash proceeds of approximately $18.4 million in connection with a private placement of
1.76 million shares of unregistered restricted common stock. The terms of the sale required that we file a registration statement covering such shares. Such registration statement was filed and became effective on March 3, 2000. Prior to our IPO, we satisfied our liquidity needs primarily through cash flows generated from operations, private sales of preferred stock, and to a lesser extent, from bank loans for equipment purchases and loans from stockholders.

    Net cash from operating activities has historically fluctuated based on:

    - the timing of payments of accounts payable balances;

    - receipts of customer deposits;

    - payments of accounts receivable balances;

    - changes in inventory balances resulting from varying levels of manufacturing activities; and

    - fluctuations in our net loss.

    Net cash used in operating activities totaled $8.4 million, $8.1 million and $2.9 million during the years ended December 31, 1999, 1998 and 1997, respectively. The fiscal 1999 increase in net cash used in operations, as compared to 1998, was attributable to changes in accounts receivable, inventory, other current assets and accrued expenses. This increase in net cash used in operations was partially offset by a decrease in our fiscal 1999 net loss, as compared to fiscal 1998, as well as by changes in our accounts payable, customer deposits and deferred revenue.

    Net cash provided by (used in) investing activities totaled $3.3 million, $(9.0) million and $(0.4) million during the years ended December 31, 1999, 1998 and 1997, respectively. The increase in net cash provided by investing activities in fiscal 1999, as compared to the net cash used in investing activities in fiscal 1998, was primarily due to increased proceeds from the sales and maturities of investments, net of purchases of investments. The increase in net cash used in investing activities in fiscal 1998, as compared to fiscal 1997, was due primarily to purchases of investments, net of sales and maturities of investments. These financial instruments, like all fixed income instruments, are subject to interest rate risk and may fluctuate in value if market interest rates fluctuate. We attempt to limit this exposure by primarily investing in short-term investments.

    Net cash provided by financing activities totaled $7.1 million, $13.4 million and $7.7 million during the years ended December 31, 1999, 1998 and 1997, respectively. The decrease in net cash from financing activities for fiscal 1999, as compared to fiscal 1998, was primarily due to lower net proceeds from our private placement of common stock during the first quarter of 1999, which raised approximately $6.7 million, net of issuance costs, compared to our 1998 initial public offering and the related exercise of an over-allotment option granted to the underwriters, which raised approximately $12.8 million in cash, net of underwriting discounts and associated costs. The lower net cash from financing activities also resulted from a decrease in the amount drawn under our line of credit during fiscal 1999, as compared to fiscal 1998. The increase in net cash from financing activities for fiscal 1998, as compared to fiscal 1997, was primarily due to higher net proceeds from our 1998 initial public offering and the related exercise of an over-allotment option granted to the underwriters, referred to above, compared to our 1997 private placement of mandatorily redeemable preferred stock, which raised approximately $8.7 million in cash. The higher net cash from financing activities also resulted from an increase in the amount drawn under our line of credit during fiscal 1998, as compared to fiscal 1997 when we did not have a line of credit. Net cash from financing activities for the year ended December 31, 1997 also included
$1.1 million in S corporation distributions to our stockholders.

    In February 1998, we entered into an equipment financing agreement that provided a $1.3 million line of credit that was used to finance the purchases of equipment, computers and software necessary to support our CRITERION product line development effort and additions to the marketing, sales and administrative infrastructure. The initial term of this agreement was through February 16, 1999. The agreement was extended twice with the latest extension expiring on December 31, 1999. At December 31, 1999, we had an obligation to repay
$0.9 million under this agreement through 2003.

    In June 1997, we entered into a development, license and sales agreement with FluorRx, Inc. under which we obtained worldwide rights to certain patented technologies. In August 1998, we amended certain terms of this agreement. Future minimum royalty payments due through 2003 under the agreement amount to approximately $1.0 million.

    We may be required to raise substantial additional capital over a period of several years in order to continue to develop and commercialize our products. Our future capital requirements will depend on numerous factors, including:

    - the costs associated with developing and commercializing our products;

    - broadening our direct marketing and sales force;

    - maintaining existing or entering into future licensing and distribution agreements;

    - protecting intellectual property rights;

    - building our business;

    - broadening our product lines to include genotyping of SNPs;

    - expanding facilities and administrative infrastructure; and

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
    - consummating possible future acquisitions of technologies, products or businesses.

    We believe that our cash, cash equivalents and short-term investments balances, including approximately $18.4 million in net cash proceeds from the February 2, 2000 private placement of 1.76 million shares of our common stock and the estimated net cash proceeds of $65.3 million from this offering will be sufficient to fund our operations for at least the next twelve months.

    We may consume available resources more rapidly than currently anticipated, resulting in the need for additional funding. Accordingly, we may be required to raise additional capital through a variety of sources, including:

    - the public equity market;

    - private equity financing;

    - collaborative arrangements; and

    - public or private debt.

    There can be no assurance that additional capital will be available on favorable terms, if at all. If adequate funds are not available, we may be required to significantly reduce or refocus our operations or to obtain funds through arrangements that may require us to relinquish rights to certain of our products, technologies or potential markets; either of which could have a material adverse effect on our business, financial condition and results of operations. To the extent that additional capital is raised through the sale of equity, the issuance of such securities would result in ownership dilution to our existing stockholders.

IMPACT OF YEAR 2000

    In fiscal 1999, we established a year 2000 program to address certain year 2000 issues. This program focused on four key areas of readiness:

    - internal infrastructure readiness, addressing internal hardware and software, including both information and non-information technology systems;

    - supplier readiness, addressing the preparedness of suppliers providing material incorporated into our products;

    - product readiness, addressing product functionality; and

    - customer readiness, addressing customer support and transactional activity.

    For each readiness area, we performed risk assessment, tested and repaired year 2000 issues as needed, developed contingency plans as considered necessary to mitigate unknown risks, and communicated year 2000 information to employees, suppliers, customers and other third parties.

    INTERNAL INFRASTRUCTURE READINESS. We completed an assessment of our internal software applications and information technology hardware and completed any necessary testing and repairs. These readiness activities were intended to encompass all major categories of software applications we use, including:

    - those used for manufacturing, engineering, sales, finance, and human resources;

    - hardware, including hubs, routers, telecommunication equipment, workstations and other items; and

    - non-information technology systems, including embedded systems, facilities and other operations, such as financial, banking, security and utility systems.

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    As of December 31, 1999, we completed the evaluation and necessary testing and repairs of our mission critical internal infrastructure and determined it to be year 2000 ready.

    SUPPLIER READINESS. This area focused on minimizing two components of risk associated with suppliers:

    - a supplier's product integrity; and

    - a supplier's business capability to continue providing products and services.

    We identified and contacted key suppliers regarding their relative risks in these two components. As of December 31, 1999, we had received responses from approximately 95% of our key suppliers, who indicated that the products provided to us were year 2000 compliant, or they were in the process of developing or executing repair plans to address year 2000 issues which may have affected their ability to continue providing products and services to us. Since we had no way of testing or validating what third party suppliers represented to us and given the fact that we had not received responses from 100% of our key suppliers, as a contingency plan we had enough material on hand at year end to satisfy our production needs through the first quarter of 2000.

    PRODUCT READINESS. This area focused on identifying and resolving year 2000 issues existing in our products. This area encompassed a number of activities, including testing, evaluation, engineering and manufacturing implementation. As of December 31, 1999, we had completed a year 2000 readiness assessment for our current generation of released products based upon a series of industry-recognized testing parameters and had determined that these products were year 2000 ready.

    CUSTOMER READINESS. This area focused on customer readiness as it related to our responsibility to provide customer support, including retrofitting products as well as providing other services to our customers. Primarily due to our product readiness efforts regarding our current generation of released products, we completed our assessment of year 2000 risk in this area and determined that there were no issues to address as of December 31, 1999.

    SUMMARY. As of December 31, 1999, we completed our year 2000 readiness program for internal infrastructure, product and customer readiness. Regarding supplier readiness, since we had no way of testing or validating what third party suppliers represented to us and given the fact that we had not received responses from 100% of our key suppliers, we had enough material on hand at year end to satisfy our production needs through the first quarter of 2000. Our overall cost to address year 2000 issues was not material. As of February 29, 2000, we have not had any year 2000 readiness issues. Although we are not aware of any year 2000 readiness issues affecting us at this time, there can be no assurance that issues, not yet apparent to us, will not arise during the year 2000 and beyond.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The following discussion about our market risk disclosures contains forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We assume no obligation to update these forward-looking statements. We are exposed to market risk related to changes in interest rates and foreign currency exchange rates. We do not use derivative financial instruments for speculative or trading purposes.

    INTEREST RATE RISK. Our strategy to manage interest rate risk is to invest primarily in cash equivalents and short-term marketable securities with at least an investment grade rating to minimize interest rate and credit risk as well as to provide for appropriate liquidity. We diversify our cash equivalents and marketable securities portfolio by investing in multiple types of short-term investment grade securities. Interest rates payable on our debt are generally fixed. Based on these factors, we do not believe that near-term changes in interest rates will have a material effect on our future results of operations.

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
    FOREIGN CURRENCY RISK. We have a wholly owned U.K. subsidiary which exposes us to foreign currency exchange rate risk. The U.S. dollar is the functional currency for our U.K. subsidiary; however, we do enter into transactions in currencies other than the U.S. dollar or pound sterling. Monetary and non-monetary assets and liabilities of our U.K. subsidiary are remeasured into U.S. dollars at period end and historical exchange rates, respectively. Sales and expenses are remeasured at average exchange rates in effect during each period, except for those expenses related to non-monetary assets, which are remeasured at historical exchange rates. Gains or losses resulting from foreign currency transactions are included in net loss and to date have not been material. We have not entered into any currency hedging activities but may choose to do so in the future.

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
                                    BUSINESS

    We design, produce and sell infrastructure tools that accelerate and enhance the process of discovering new drugs in the genomics and post-genomics era. Our products, including instruments and consumables, are designed to provide flexible, cost-efficient, high throughput solutions that can be used across all stages of the drug discovery process. Our customers include pharmaceutical, biotechnology and genomics companies as well as research institutions. Since 1998, 21 of the top 25 pharmaceutical companies have purchased our products and more than 60% of these customers are repeat customers. In addition we have entered into strategic collaborations with AstraZeneca in October 1999 and SmithKline Beecham in September 1998 that provide each of them with early access to certain of our new technologies. Our customers primarily use our products for high throughput drug discovery, including screening and genotyping.

    Screening, or testing, of compounds against a target is an essential stage in the drug discovery process. Advances in genomics, synthetic chemistry and other technologies have dramatically increased the number of both targets and compounds. Screening significantly larger numbers of compounds against an increasing number of targets requires new high throughput infrastructure tools that can operate with a high degree of automation and analytical flexibility.

    In addition, we believe there is a growing demand for high throughput genotyping, including the analysis of certain variations in DNA, called single nucleotide polymorphisms or SNPs. SNPs are believed to be associated with differences between individuals, including disease predispositions and dissimilarity in patient responses to drugs. We believe that SNP analysis will play an essential role in the development of drugs, diagnostics and other life science applications. In order to discover and utilize SNPs, it is expected that extremely large numbers of SNPs must be analyzed and correlated with health and other physical and mental features. SNP analysis requires highly accurate, cost-efficient, high throughput genotyping technology.

DRUG DISCOVERY

    The drug discovery process involves the synthesis and testing, or screening, of compounds against a target. A compound is a molecule that might influence a disease by its effect on a target. Targets are biological molecules, such as enzymes, receptors, other proteins and nucleic acids that are believed to play a role in the onset or progression of a disease. The stages of the drug discovery process include:

    - target identification;

    - target validation, including genotyping of SNPs;

    - assay development;

    - primary screening;

    - secondary and tertiary screening;

    - lead compound optimization; and

    - clinical candidate selection.

DRUG DISCOVERY--SCREENING

    Targets are identified based on their potential role in altering the progression or prevention of a disease. Until recently, scientists using conventional methods had identified only a few hundred targets, many of which had not been comprehensively screened. Recent developments in molecular biology and genomics have led to a dramatic increase in the number of targets available for drug discovery.

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
    After a target is validated, the researcher selects a library of compounds to screen against this target. Compounds have historically been obtained from natural sources or synthesized one at a time. Traditionally, pharmaceutical companies, using conventional synthesis techniques, have compiled their compound libraries over decades. However, recent technology advancements in parallel synthesis combinatorial chemistry and other chemical synthesis techniques, as well as licensing arrangements, have enabled industrial and academic groups to greatly increase the supply and diversity of compounds available for screening against targets. As a result, many researchers now have access to libraries of hundreds of thousands of compounds.

    Prior to high throughput screening of compounds against a target, a biological test or assay must be developed. An assay is a combination of reagents, which measures the effect of a compound on the activity of a target. Assay development involves screening the assays to optimize performance against the selected target and are broadly classified as either biochemical or cellular. Following target and compound library selection and synthesis and assay development, the compounds must be screened to determine their effect on the target, if any. In the primary screening campaign, a compound that has an effect on the target is defined as a hit. A greater number of compounds screened against a given target result in a higher statistical probability that a hit will be identified, assuming that the library is sufficiently diverse. Scientists use both cellular and biochemical assays in their drug discovery efforts. Both types of assays use a variety of detection methods, including:

    - absorbence;

    - radioisotopic;

    - luminescence; and

    - a variety of fluorometric technologies, such as fluorescence intensity, fluorescence polarization and time-resolved fluorescence.

    Biochemical assays are usually performed with purified molecular targets and generally have certain advantages, such as speed, convenience, simplicity and specificity. Cellular assays are performed with living cells, which may sacrifice speed and simplicity, but may deliver more biologically relevant information. Once a compound is identified as a hit, and the data is validated in a follow up screen, several secondary and tertiary screens are performed to evaluate its potency and specificity for the intended target. This cycle of repeated screening continues until a small number of lead compounds is selected. Further screening, notably against pharmacokinetic and toxicological parameters, optimizes these lead compounds. Optimized lead compounds with the greatest therapeutic potential and window of selectivity may be selected as candidates for clinical evaluation.

    Due to the recent dramatic increase in the number of available compounds and targets, a bottleneck has developed at the screening stage of the drug discovery process. Historically, screening has been a manual, time-consuming process. Screening significantly larger numbers of compounds against an increasing number of targets requires a system that can operate with a high degree of automation and analytical flexibility.

    To address these bottlenecks, we have developed instrumentation and assays to provide integrated high throughput solutions. We believe that our technology platform addresses the major throughput limitations associated with current high throughput systems and will allow our customers to accelerate the identification and optimization of lead compounds for development into new medicines.

DRUG DISCOVERY--GENOTYPING

    We are participating in the new field of high throughput genomics, including the analysis of certain variations in DNA called single nucleotide polymorphisms or SNPs. These variations in DNA are believed to be the origin of many differences between individuals, including disease predispositions and

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
dissimilarity in drug responses. SNPs represent the smallest possible genetic change, and occur where the DNA molecules of different individuals vary at a single location. In the future, we believe that SNP analysis may play an essential role in the development of drugs, diagnostics and other life science applications.

    The process of determining the SNPs present in an individual is one method of genotyping. It is generally estimated that there are millions of SNPs inherited from each parent. Some SNPs may be genetic markers of inherited diseases or responsible for individual differences in drug responsiveness. Determining which patients have such markers is called patient stratification. While most SNPs are believed to be of no medical consequence, thousands of SNPs are expected to be medically relevant and correlate to disease susceptibility or responsiveness to therapy. Establishing such a correlation is called an association study. To capture this information, up to tens of thousands of SNPs may have to be measured in each individual.

    After a SNP is discovered, its potential relevance for human health must be validated by determining how common the variation is in different segments of the population. To identify the small subset of SNPs that occur with the greatest frequency in human disease or are responsible for variations in drug responsiveness, hundreds of millions of SNP measurements must be made and correlated with health and other physical and mental features of interest. SNPs with a validated medical relevance may be useful in drug development and human medical diagnostics. Identification of these SNPs will require a highly accurate, cost-efficient, high throughput DNA analysis technology.

CURRENT SCREENING SYSTEMS

    Many screening systems operate with varying degrees of automation. Full automation--from sample dispensing to data collection--enables round-the-clock operation, thereby increasing the screening rate. Fully automated high throughput systems consist of assay analyzers, liquid handling systems, robotics, a computerized system for data management, reagents and assay kits and microplates. A microplate is a plastic plate that generally contains 96 wells, 384 wells or 1,536 wells, each well holding a mixture of a target, a compound and reagents. In the automated high throughput process, a robot moves a microplate among preparatory stations and then delivers the microplate to the analyzer. In the case of fluorescence-based assays, after the microplate is placed into the analyzer, the instrument directs a light source onto a well. The intensity of the light emitted from the well in response to this light source is then measured by the analyzer, showing the degree of the effect, if any, of the compound on the target. In this manner, the analyzer detects and measures possible bioactivity of a compound against a target.

    Most screening systems utilize general-purpose assay analyzers, which were not originally designed for high throughput use. We believe that most screening systems in use today have the following limitations:

        LACK OF ANALYTICAL FLEXIBILITY. Many general-purpose analyzers do not provide sufficient analytical flexibility because they operate in only one or a few types of assay detection modes. In order to perform assays using different detection modes, researchers generally must physically move such analyzers and reconfigure the high throughput line. Alternatively, researchers may set up the high throughput line with multiple general-purpose analyzers, which often results in critical space constraints.

        INADEQUATE SENSITIVITY. As researchers continue to use smaller assay volumes to reduce reagents costs and increase throughput, many general-purpose analyzers are inadequate because they are not sensitive enough to read results based on these smaller volumes. Inadequate sensitivity may result in:

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
       - missed hits;

       - limited research capabilities;

       - increased costs of compounds, assays and reagents; and

       - lower throughput.

        POOR HIGH THROUGHPUT SYSTEM INTEGRATION. Most analyzers have not been designed specifically for a high throughput environment. They are difficult and expensive to integrate into a high throughput automated line. Even after the analyzer is integrated into the high throughput line, there are often many problems, including:

       - increased probability of system failures;

       - loss of data;

       - time delays; and

       - loss of costly compounds and reagents.

        INABILITY TO REACH HIGH PERFORMANCE IN DENSER FORMATS. Many analyzers can achieve high performance in the standard 96-well microplate format. However, drug discovery companies are moving to the denser 384-well and 1,536-well formats to reduce costs of reagents, assays and compounds, while increasing throughput. Most existing analyzers cannot achieve high performance in this denser format.

        LIMITATIONS OF CURRENT ASSAYS. Many assays in use today are performed in a complex, multi-step process and are expensive, time-consuming and difficult to implement in a high throughput setting. In addition, certain assays use radioactive isotopes, which are hazardous and result in expensive waste-disposal. Fluorescence-based assays are becoming more accepted in high throughput settings due to the relative lack of waste-disposal problems, as well as their sensitivity, versatility and adaptability to high throughput. However, historically the use of many of the fluorescence-based assays in high throughput was limited by the relative insensitivity of available analyzers. Certain assays are also unsuitable for high throughput because of the low sensitivity of both the assay and general-purpose analyzer.

    The high throughput laboratory today must balance the needs for performance, such as dynamic range, sensitivity and analytical flexibility. The increasing use of high throughput and the need for higher throughput further exposes the limitations of current screening systems. These limitations result in higher costs, lower throughput and lower productivity.

OUR SOLUTION

    We design, produce and sell products under the CRITERION name specifically targeted for both the current and evolving high throughput markets. Our CRITERION product line is comprised of instruments and consumables for drug discovery and genomics. To develop these products, we have assembled an integrated team of scientists and engineers with expertise in multiple disciplines, including biology, fluorescence, chemistry, biophysics, biochemistry, chemical and mechanical engineering, optics, electronics and software. Since our inception in 1988, we have designed, developed and manufactured high performance clinical diagnostics analyzers and other automated instruments.

    Starting in the second half of 1996, we began focusing on the high throughput market. Since then our efforts have resulted in the achievement of several key milestones:

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
    - In May 1998, we began shipping Analyst HT, our first-generation detection system for the high throughput market. This system was designed specifically for the high throughput market and offers multi-mode capability, flexibility and performs up to 70,000 screens per day.

    - Later in 1998, we shipped our first ultra-high throughput system, Acquest. Also multi-modal, Acquest was designed to accept microplates with both 384-well and 1,536-well formats and to perform up to 200,000 screens per day.

    - In June 1999, we began shipping Analyst AD, which was designed specifically for assay development and is fully compatible with Analyst HT.

    We believe that the Analyst and Acquest product lines provide several important customer benefits, including:

    - increased throughput;

    - improved analytical performance and flexibility, especially in higher density formats;

    - lower reagents costs; and

    - ability to be quickly integrated into existing high throughput laboratories and to evolve with changing high throughput needs.

    We have developed and are developing value-added, application-specific reagents, assay kits and microplates, which are being optimized for use in high throughput systems and specifically for use with our instruments.

    - In 1998, we introduced and shipped our first value-added consumable product, the TKX, or Tyrosine Kinase Fluorescence Polarization assay kit.

    - In September 1998, we started marketing our first-generation line of HE microplates.

    - In September 1999, we started marketing four additional assay and reagent products including:

       - DPX for dopamine receptor screening;

       - cAMP for a general cell signaling molecule;

       - ProteasePX for protease inhibitor screens; and

       - a new proprietary fluorescent reagent, Sunnyvale Red.

    - In December 1999, we started marketing our second-generation line of HE microplates.

    We believe that customers will prefer to purchase consumables and instruments from a single source for convenience, ongoing support and accountability.

OUR DRUG SCREENING STRATEGY

    Our successful market introductions in 1998 of two instruments and our TKX assay kit, followed by our introduction of one additional instrument and several additional assays in 1999, helped to establish our brand and set the stage for other new products. We believe our proprietary technologies are already increasing the efficiencies and reducing the cost of identifying drugs that show potential as new medicines. In addition, we have a pipeline of instruments and consumables that we are developing in concert with our customers, such as SmithKline Beecham, in the case of our FLARe fluorescence technology.

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    Building upon this background, our objective is to become a leader in the development and commercialization of advanced technologies and products that accelerate the pace and improve the productivity of the drug discovery process. To implement this strategy, we intend to:

        PROVIDE HIGH THROUGHPUT SOLUTIONS. Our technology platform is comprised of two principal proprietary components: instrumentation and assay technologies. We intend to leverage this technology platform and our proven expertise in rapid product development and manufacturing of automated instrumentation systems to be the first to market with effective high throughput solutions.

        PURSUE AN EVOLUTIONARY APPROACH TO PRODUCT DEVELOPMENT. We anticipate that the high throughput needs of the pharmaceutical industry will continue to change rapidly over the coming years and are difficult to predict at this time. We intend to offer products with features and capabilities that provide solutions to the current and evolving high throughput needs of drug discovery laboratories. For example, our Analyst product line can perform seven major types of optically detected assays and can perform multi-mode protocols in both the industry standard 96-well and 384-well microplate formats. Additionally, our ultra-high throughput instrument, Acquest, is designed to read the higher-density 1,536-well microplates at a rate of up to 200,000 wells per day.

        EXTEND INSTRUMENTATION AND ASSAY PRODUCTS INTO OTHER STAGES OF THE DRUG DISCOVERY PROCESS. We believe that our screening products are well suited for primary and secondary screening and other closely related stages of the drug discovery process such as assay development, genotyping of SNPs, toxicology and lead optimization, which require repetitive screening. We believe that our customers will benefit from using integrated high performance screening products.

        GENERATE RECURRING REVENUE THROUGH THE SALE OF CONSUMABLES. We believe that establishing an installed base of high throughput instruments will enable us to generate recurring revenue from the sale of consumables. These products are envisioned as high value-added, application-specific tools that are optimized for use in high throughput systems and specifically with our high throughput instruments. We believe that customers will prefer to purchase consumables and instruments from a single source for convenience, ongoing support and accountability.

        DEVELOP AND ACQUIRE NOVEL TECHNOLOGIES. We believe our FLARe technology, a platform of patented bioassay technologies, will address a number of the current limitations associated with fluorescence-based high throughput assays. We are also developing internally certain other technologies and have licensed and intend to license or acquire additional technologies in order to establish and maintain a market advantage for our products.

        PROVIDE EARLY ACCESS TO STRATEGIC CUSTOMERS. In September 1998, SmithKline Beecham signed a collaborative agreement with us, which gives them early access to our FLARe technology. In October 1999, AstraZeneca signed a Master Technology Partnership Agreement with us, which gives them early access to emerging technologies such as FLARe and our assay development services. In addition to these agreements, we intend to provide strategic customers early access to certain of our technologies, which will provide insight into next generation product requirements and technology needs. We believe this insight will allow us to provide products that more closely meet the needs of our customers.

OUR SNP GENOTYPING PLATFORM AND BUSINESS STRATEGY

    SNP genotyping generally involves a multi-step chemical reaction, the results of which are detected using a specialized hardware platform. We have developed a proprietary implementation of polarization technology that enables sensitive and robust detection, called HEFP. During the second half of 1999,

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our customers and our staff have demonstrated that this HEFP platform has the ability to perform highly accurate, cost effective, high throughput SNP genotyping, using off-the-shelf consumables. We believe that our HEFP genotyping platform has significant advantages because it requires only a simple "mix and measure" chemical reaction, without the need to attach any molecules to a solid surface and the attendant washing and separation steps. In addition, our approach to genotyping does not require labeled primers, thus further reducing costs and complexity. Similar to our high throughput technologies used in drug discovery, we intend to expand our genomics product portfolio and augment this HEFP hardware platform with proprietary software solutions and consumables. In addition to HEFP, we are developing other high throughput technologies.

    Our goal is to become the leader in the commercialization of high throughput SNP analysis technology, capitalizing on what we believe is the quickly emerging demand for SNP genotyping. Our strategy is to initially focus on the drug discovery markets, where we already have a customer base. We intend to expand our penetration within our customer base into related areas such as clinical and pre-clinical trials to perform patient stratification by genetic traits. We believe that there are other significant potential applications areas for our HEFP platform in SNP genotyping, including human DNA diagnostics and other life science areas. To implement this strategy, we created our Genomics Sciences Group in August 1999. We have started selling and shipping our HEFP platform for high throughput SNP genotyping. Customers at several leading genomics organizations are already successfully utilizing our high throughout HEFP-SNP platform. We intend to grow the genomics business in a manner similar to the way we are growing our business in high throughput drug discovery.

OUR PRODUCTS

ANALYST PRODUCT LINE

    Starting in May 1998, we began commercial shipments of Analyst HT, the first assay detection instrument system in our Analyst product line. Analyst HT is a multi-mode analyzer designed specifically for use in high throughput settings. The term "assay detection" refers to the instrument's ability to read and analyze how potential drug compounds perform when tested against specific biological targets. Analyst HT can read several major types of fluorescence and other assays, including HEFP. We believe that our SmartOptics proprietary technology enables Analyst HT to detect assay results with improved sensitivity in smaller volumes, thus saving costs. With a built-in capability of reading both 96-well and 384-well plates, our customers are currently using our Analyst HT to perform up to 70,000 tests per day.

    Starting in June 1999, we began commercial shipments of Analyst AD, which is designed specifically to allow for an efficient transfer of assays from assay development to the screening and lead optimization part of the drug discovery process. Analyst AD is a cost-effective system with flexible assay development capabilities and is fully compatible with our other products. Having this compatibility eliminates the need to modify or re-validate assays upon their transfer from assay development into screening and lead optimization.

ACQUEST PRODUCT LINE

    Starting in the fourth quarter of 1998, we began commercial shipments of Acquest, our first ultra-high throughput system. This high-density analyzer is an evolution of the Analyst technology platform, which dramatically increases the number of screens that can be performed at any one time. Current assay throughput is estimated at up to 200,000 tests per day. Acquest is also multi-modal and accepts microplates with both 384-well and 1,536-well formats. In addition, Acquest performs screens using significantly reduced assay volumes, thus reducing the costs of reagents, targets and compounds. We are developing 1,536-well microplates to operate with Acquest. We believe that high throughput system performance will be optimized with the use of these proprietary plates in conjunction with

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
Acquest due to the lower error tolerance between system components in this miniaturized format. In addition, Acquest operates with third party 1,536-well microplates, reagents and liquid handling systems. We also plan to bring to market additional products to miniaturize assays for use in the high-density format.

CONSUMABLES

    In 1998, we began offering high value-added, application-specific reagents and assay kits that are optimized for use in high throughput applications and specifically for use with our instruments. We intend to develop additional consumables in a single-step format. We believe that a single-step assay format is better suited to the high throughput environment because it is faster, less expensive and easier to automate than multi-step assays. We also believe that our reagents and assay kits will provide two major benefits to our customers. First, overall assay performance is expected to improve as these consumables are being optimized for use with our instruments. Second, we believe that customers will prefer to purchase consumables and instruments from a single source for convenience, integrated support and accountability.

    The use of fluorescence-based assays in high throughput is increasing due to their sensitivity, versatility, adaptability and safety together with the relative lack of waste-disposal problems as compared with radioactive isotopic assays. Among fluorescence-based assays, fluorescence polarization assays are especially well suited for high throughput because they can be used in a single-step format and are relatively insensitive to volume variations.

    We believe the increased sensitivity and precision of our Analyst and Acquest product lines in the HEFP format will improve the performance of fluorescence polarization assays. We recently introduced Sunnyvale Red, a long-lifetime fluorescence polarization reagent which allows the detection of large molecule interactions. Traditional fluorescence polarization reagents have short lifetimes and cannot be used in screening certain targets involving the interactions of large molecules. We believe that Sunnyvale Red has the potential to expand the class of available targets for certain major diseases, including cardiovascular and viral diseases, that can be screened in a single-step, fluorescence polarization format.

    We also introduced our first generation line of HE microplates in September 1998 and our second generation line of HE microplates in December 1999 to provide a "tuned" solution that optimizes assay performance in the Analyst system. These microplates allow users to reduce assay volume and as a result, dramatically reduce the costs without loss of performance.

NEW TECHNOLOGIES BEING DEVELOPED

    SCREENSTATION. In September 1999, we demonstrated a prototype and announced the introduction of our next generation instrument platform, ScreenStation. ScreenStation is being developed to enable integrated assay automation, miniaturization and multiple detection modes at a high throughput rate. We believe ScreenStation technology represents a significant advance in high throughput screening as it enables pharmaceutical companies to easily implement homogeneous assays that are fast, miniaturized, and non-radioactive. We plan to start shipments in 2000.

    FLARE TECHNOLOGY AND SMITHKLINE BEECHAM COLLABORATION. FLARe is our proprietary instrumentation and reagent platform for addressing next generation solutions for critical drug discovery challenges. Many targets, compounds and microplates have transient fluorescent properties that obscure the assay specific signal by transient background signal, or noise. Through a combination of advanced biophysics and electronics, FLARe significantly reduces the effect of background noise in certain fluorescence-based assays.

    Fluorescence-based assay technologies are well suited to high throughput because they are:

    - sensitive;

    - versatile;

    - easy to automate; and

    - safer than radioisotopic assays.

However, use of fluorescence-based high throughput assays has been limited due to the high level of background noise in the fluorescence signal within the assay, which obscures the assay-specific signal and results in loss of sensitivity and reduced accuracy. We believe our FLARe technology may significantly reduce false readings when running these assays.

    In September 1998, we entered into a collaboration agreement with SmithKline Beecham which provides them early access to our FLARe technology. In May 1999, we announced the successful completion of the first milestone in our collaboration with SmithKline Beecham, which demonstrated the unique enabling performance of FLARe. In September 1999, we demonstrated a prototype of our proprietary platform for drug discovery assays based on the measurement of fluorescence lifetime using our FLARe technology. In February 2000, we announced the successful completion of another milestone in our collaboration with SmithKline Beecham with the acceptance and delivery of the first system utilizing our FLARe technology.

    Our principal executive offices are located at 405 Tasman Drive, Sunnyvale, CA 94089 and our telephone number is (408) 541-8787. As used in this prospectus, "we," "us," "our" and "LJL" refer to LJL BioSystems, Inc., a Delaware corporation, and its wholly-owned subsidiary.

                                   MANAGEMENT

DIRECTORS

    Our directors, executive officers, officers and certain other key employees, and their ages and positions as of February 29, 2000, are as follows:

NAME                                          AGE                       POSITION
----                                        --------   ------------------------------------------
Lev J. Leytes.............................     44      President, Chief Executive Officer and
                                                       Chairman of the Board of Directors
Galina Leytes.............................     46      Executive Vice President and Director
Richard M. Eglen Ph.D.....................     42      Senior Vice President of Assay
                                                       Technologies
James S. Richey...........................     46      Senior Vice President of Sales and
                                                       Marketing
Larry Tannenbaum..........................     48      Senior Vice President and Chief Financial
                                                       Officer
Anthony H. Bautista.......................     44      Vice President of Manufacturing Operations
Robert T. Beggs...........................     51      Vice President of Finance and
                                                       Administration
Douglas N. Modlin, Ph.D...................     47      Vice President of Instrumentation Systems
                                                       and Research Development
Michael F. Bigham.........................     41      Director
John D. Diekman, Ph.D.....................     57      Director
George W. Dunbar, Jr......................     53      Director
John G. Freund, M.D.......................     45      Director
Daniel S. Janney..........................     34      Director

    LEV J. LEYTES is one of our co-founders and has been our President, Chief Executive Officer and Chairman of the Board of Directors since inception. Prior to our founding, Mr. Leytes worked in various technical and management positions at Beckman Instruments, Inc., a life sciences company, and Molecular Devices Corporation, a bioanalytical instrumentation company. Mr. Leytes holds an M.S. in engineering from the Moscow Engineering Institute. Mr. Leytes is the spouse of Galina Leytes.

    GALINA LEYTES is one of our co-founders and has been our Vice President and a director since inception, and was promoted to Executive Vice President in January 1996. Ms. Leytes previously served as our Chief Financial Officer and Secretary from inception to December 1997. Prior to our founding,, Ms. Leytes managed the information systems group at Stanford University, was a consultant in management information systems, and was a senior programmer at Charles Schwab & Co., Inc. She holds an M.S. in engineering from the Kiev Engineering Institute. Ms. Leytes is the spouse of Lev J. Leytes.

    RICHARD M. EGLEN, PH.D joined us in February 2000 as our Senior Vice President of Assay Technologies. From 1997 to December 1999, Dr. Eglen was Vice President and Director of Roche Bioscience, a drug discovery company based in Palo Alto, California and part of Roche Pharmaceuticals. From 1997 to 1999, he was the Global Coordinator of High Throughput Screening for Hoffman La Roche. Previously, he was Director of Pharmacology at Syntex Research, also based in Palo Alto, California. He holds a B.Sc. in Special Honors Physiology from the University of Sheffield, United Kingdom and a Ph.D in Pharmacology from Trent University, United Kingdom. He currently serves on the editorial board of several industry publications.

    JAMES S. RICHEY joined us in February of 1998 as our Senior Vice President of Sales and Marketing. Prior to joining us, Mr. Richey was Vice President, Indirect Channels at PerSeptive BioSystems, Inc, a biotechnology tools provider, from January 1996 to February 1998. Mr. Richey held various management positions including his last position of Vice President of Global Sales and Marketing for Biosensor AB, an analytical research technology provider from September 1989 to

January 1996. Prior to that, Mr. Richey held various positions in sales, marketing and research and development in various divisions of Pharmacia Biotech Inc., a subsidiary of Pharmacia Biotech AB. Mr. Richey holds a B.S. in Biochemistry from Rutgers University.

    LARRY TANNENBAUM joined us in November 1998 as Senior Vice President and Chief Financial Officer. From August 1998 to October 1998, Mr. Tannenbaum served as an independent consultant. Mr. Tannenbaum was Vice President and Chief Financial Officer at SinoGen, a privately held pharmaceutical company, from October 1997 to August 1998. From September 1995 to October 1997,
Mr. Tannenbaum was Vice President, Finance and Administration and Chief Financial Officer at ArthroCare, a medical device company. Mr. Tannenbaum was Vice President, Finance and Administration and Chief Financial Officer at Target Therapeutics, a developer of minimally invasive neurological devices, from May 1992 to May 1995. Prior to that, Mr. Tannenbaum held various financial management positions at Tandem Computer (Compaq), Alpha Partners, Gould/AMI (American Microsystem) and Intel Corporation. Mr. Tannenbaum holds a B.S. in political science from Arizona State University and an M.B.A. in finance from the University of Utah.

    ANTHONY H. BAUTISTA joined us in November 1991 as Manufacturing Operations Manager, and was promoted to Director of Manufacturing Operations in December 1993 and Vice President of Manufacturing Operations in May 1996. Prior to joining us, Mr. Bautista held various management positions in the manufacturing divisions of Molecular Devices Corporation, a bioanalytical instrumentation company, and Hewlett-Packard Company, a computer and electronics company. Mr. Bautista holds an A.A. in electronic technology from the College of San Mateo and a B.S. in electrical engineering from San Jose State University.

    ROBERT T. BEGGS joined us in November 1992 as Controller, and was promoted to Director of Finance and Administration in December 1994 and Vice President of Finance and Administration in May 1996. Prior to joining us, Mr. Beggs was the Controller of Sequoia-Turner Corporation, a medical instruments company, acquired in 1991 by Abbott Laboratories, a pharmaceutical and diagnostics company. Mr. Beggs held several financial management positions at G.D. Searle & Co., a pharmaceutical company and a wholly-owned subsidiary of Monsanto Company, Siemens AG, a diversified electronics company, and Tandem Computer (Compaq), a diversified computer and electronics company. Mr. Beggs holds a B.S. in business administration from Nichols College and an M.B.A. from the University of Massachusetts, Amherst.

    DOUGLAS N. MODLIN, PH.D joined us in December 1996 as Senior Director of Research and Development, and was promoted to Vice President of Instrumentation Systems Research and Development in October 1997. Prior to joining us,
Dr. Modlin was the Manager of Advanced Test Systems Development at Micro Module Systems, Inc., an electronic integration company, from November 1995 to December 1996, and was the Associate Technical Director of Research at Molecular Devices Corporation, a bioanalytical instrumentation company, from August 1993 to October 1995. From November 1991 to August 1993, he was the Program Manager of Diagnostic Instrumentation for Affymax NV, a drug discovery company.
Dr. Modlin holds a B.S. in electrical engineering from the California Polytechnic State University, San Luis Obispo, and an M.S. and Ph.D in electrical engineering from Stanford University.

    MICHAEL F. BIGHAM has been one of our directors since June 1997. Mr. Bigham has been the President, Chief Executive Officer and a director of Coulter Pharmaceutical, Inc., a drug development company, since July 1996. Prior to joining Coulter, Mr. Bigham served as Executive Vice President of Operations from April 1994 to June 1996, Chief Financial Officer from April 1989 to
June 1996, and Vice President of Corporate Development from July 1988 to
March 1992 at Gilead Sciences, Inc., a biotechnology company. Previously,
Mr. Bigham was Co-head of Healthcare Investment Banking for Hambrecht & Quist LLC, an investment banking firm. Mr. Bigham is also a member of the Board of Directors of Datron Systems, Inc., an electronics company, and several privately-held companies.

Mr. Bigham received a B.S. degree in commerce with distinction from the University of Virginia and an M.B.A. from the Stanford University Graduate School of Business.

    JOHN D. DIEKMAN, PH.D has been one of our directors since January 1999.
Dr. Diekman has been a managing partner of Bay City Capital, a life sciences merchant bank since 1997 and has also been Chairman of Affymetrix, Inc., a company developing and marketing DNA chip technology for the genetic analysis, genomics, clinical diagnostics and research instrumentation markets since 1995. Until April 1997, he was also Chief Executive Officer of Affymetrix. Over the past ten years, Dr. Diekman has served as Chairman and Managing Director of Affymax N.V., President of Monclonal Antibodies Inc., President of Salutar, and he spent sixteen years at Zoecon Corporation, the last three of which as President and Chief Executive Officer. Dr. Diekman is a director of Quidel Corporation, a diagnostic company, Metabolex, Inc., a private biotechnology diabetes company, and Hilltop Laboratories, a consumer testing and clinical research site management organization. He is Chairman of the Board of Molecular Applications Group, a private bioinformatics company. He holds an A.B. in chemistry from Princeton University and a Ph.D. in chemistry from Stanford University.

    GEORGE W. DUNBAR, JR. has been one of our directors since February 1995.
Mr. Dunbar is the Acting President and CEO of CytoTherapeutics, Inc. and StemCells, Inc. From 1991 to 1999, Mr. Dunbar was the President, Chief Executive Officer and a director of Metra BioSystems, Inc. Metra was acquired by Quidel Corporation in 1999 and Mr. Dunbar now serves on Quidel's Board of Directors. He is also a member of the Board of Directors of DepoTech Corporation, a drug delivery company, Sonus Pharmaceuticals, Inc., a medical diagnostic ultrasound company, Competitive Technologies and The Valley Medical Center Foundation.
Mr. Dunbar holds a B.S. in electrical engineering and an M.B.A. from Auburn University.

    JOHN G. FREUND, M.D. has been one of our directors since June 1997.
Dr. Freund has been Managing Director of the General Partner of Skyline Venture Partners, L.P., a venture capital firm, since October 1997. He served as Managing Director in the Alternative Assets Group of Chancellor LGT Asset Management, Inc., now AMVESCAP PLC, from August 1995 to September 1997. In 1995, Dr. Freund co-founded Intuitive Surgical Devices, Inc., a privately-held medical device company. From July 1988 through December 1994, Dr. Freund was employed at Acuson Corporation, a medical equipment company, where he was Vice President-Corporate Development and later Executive Vice President. Previously, he was a partner in Morgan Stanley Venture Partners, a venture capital firm, and co-founded the healthcare group in the corporate finance department of Morgan Stanley & Co., Inc. Dr. Freund holds a B.A. from Harvard College, an M.D. from Harvard Medical School and an M.B.A. from Harvard Business School, where he was a Baker Scholar and won what is now called the John L. Loeb Fellowship for excellence in finance. He serves as a director of Allos Therapeutics, Inc. and several private companies.

    DANIEL S. JANNEY has been one of our directors since June 1997. Mr. Janney is a Managing General Partner of Alta Partners, a venture capital company. Prior to joining Alta Partners, Mr. Janney served as a Vice President in the health care investment banking group of Montgomery Securities now, Banc of America Securities LLC, from January 1994 to April 1996. Mr. Janney sits on the Boards of several private companies. Mr. Janney holds a B.A. from Georgetown University and an M.B.A. from the Anderson School at the University of California, Los Angeles.

                                  UNDERWRITING

    The underwriters named below have each separately agreed, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock set forth opposite their respective names. The underwriters are committed to purchase and pay for all these shares if any are purchased.

UNDERWRITERS                                                  NUMBER OF SHARES
------------                                                  ----------------
FleetBoston Robertson Stephens Inc..........................
Chase Securities Inc........................................
Dain Rauscher Incorporated..................................

INTERNATIONAL UNDERWRITERS
FleetBoston Robertson Stephens International Limited........
Chase Securities Inc........................................
Dain Rauscher Incorporated..................................
                                                                 ---------
Total.......................................................     2,500,000

    The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at that price less a concession
not in excess of $            per share, of which $            may be reallowed
to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriters. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated in this prospectus subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    In June 1997, H&Q Healthcare Investors and H&Q Life Sciences Investors, entities affiliated with Chase H&Q, purchased 769,232 shares of our preferred stock at a purchase price of $2.60 per share, for an aggregate of $2,000,000. Such shares were converted into 769,232 shares of common stock upon completion of our initial public offering.

    OVER-ALLOTMENT OPTION. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 375,000 additional shares of common stock to cover over-allotment, if any, at the same purchase price per share as we will receive for the 2,500,000 shares of common stock that the underwriters have agreed to purchase. If the underwriters exercise their over-allotment option to purchase any of the additional 375,000 shares of common stock, each of the underwriters will have a firm commitment to purchase approximately the same percentage of these additional shares that the number of shares of common stock to be purchased by it shown in the table above bears to the total number of the shares shown in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the 2,500,000 shares are being sold. If the option is exercised, we will be obligated to sell shares in the same proportion between them as applies in their sale of the 2,500,000 shares. The underwriters may exercise the over-allotment option only to cover over-allotment made in connection with the sale of the shares of common stock offered by this prospectus.

    UNDERWRITING DISCOUNTS. The following table summarizes the compensation to be paid to the underwriters by us.

                                                                                   TOTAL
                                                                      -------------------------------
                                                                         WITHOUT            WITH
                                                                      OVER-ALLOTMENT   OVER-ALLOTMENT
                                                          PER SHARE       OPTION           OPTION
                                                          ---------   --------------   --------------
Underwriting discount and commission payable by us......   $             $                $

    The expenses of this offering are estimated at $465,000 other than underwriting discounts and commissions and are payable entirely by us.

    INDEMNITY. The underwriting agreement contains covenants of indemnity between the underwriters and us against civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

    LOCK-UP AGREEMENTS. All of our executive officers and directors have agreed, for a period of 90 days after the date of this prospectus, not to offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights to, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or subsequently acquired directly by the holders or to which they have or subsequently acquire the power of disposition, without the prior written consent of the underwriters. However, the underwriters may, in their discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements.

    FUTURE SALES. In addition, we have agreed that during the period of 90 days after the date of this prospectus, we will not, without prior written consent of the underwriters subject to certain exceptions:

    - consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period; or

    - issue, sell, contract to sell or otherwise dispose of any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of our common stock, other than our sale of common stock in this offering, our issuance of shares of common stock upon the exercise of currently outstanding options or warrants and our grant of options to purchase shares of common stock under our existing employee stock option and stock purchase plans.

    STABILIZATION. The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of our common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of our common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of our common stock. A "syndicate covering transaction" is a bid for or the purchase of our common stock by an underwriter to reduce a short position incurred by another underwriter in connection with the offering. A "penalty bid" is an arrangement permitting an underwriter to reclaim the selling concession otherwise accruing to an underwriter in connection with the offering if the common stock originally sold by that underwriter is purchased by another underwriter in a covering transaction and has therefore not been effectively placed by such underwriter. The underwriters have advised us that these transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    PASSIVE MARKET MAKING. In connection with this offering, certain underwriters and selling group members, if any, who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act, during the business day prior to the pricing of the offering, before the commencement of offers or sales of our common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

    From time to time the underwriters have performed and may, in the future perform, investment banking or other services for us.

                      WHERE YOU CAN FIND MORE INFORMATION

    This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We are a public company and file proxy statements and annual, quarterly and special reports and other information with the SEC. You can inspect and copy the registration statement as well as the reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. You can call the SEC at 1-800-732-0330 for further information about the public reference rooms. We are also required to file electronic versions of these documents with the SEC, which may be accessed from the SEC's World Wide Web site at http://www.sec.gov. Reports, proxy and information statements and other information concerning LJL BioSystems, Inc., may be inspected at The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The SEC allows us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the effective date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until all the shares of common stock that are part of this offering are sold.

    The following documents filed with the SEC are incorporated by reference in this prospectus:

        1. Our Annual Report on Form 10-K for the year ended December 31, 1999 filed with the SEC on February 16, 2000.

        2. Our Current Reports on Form 8-K, filed with the SEC on January 12, 2000, January 13, 2000, January 26, 2000, February 3, 2000, February 9, 2000, February 16, 2000 and February 22, 2000, and on Form 8-K/A on February 10, 2000.

        3. The description of our common stock in our Registration Statement on Form 8-A filed with the SEC on January 22, 1998 (File No. 000-23647).

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents. You should direct any requests for documents to Robert T. Beggs, 405 Tasman Drive, Sunnyvale, CA 94089, telephone: (408) 541-8787.

                                    EXPERTS

    The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K and included herein for the year ended December 31, 1999, have been so incorporated and included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

    The validity of the issuance of the common stock offered by this prospectus will be passed upon by Orrick, Herrington & Sutcliffe LLP, San Francisco, California, counsel to LJL BioSystems, Inc. O'Melveny & Myers LLP, San Francisco, California is acting as counsel for the underwriters in connection with certain legal matters relating to the securities offered by this prospectus.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                          --------
Report of Independent Accountants.......................................    F-2

Consolidated Balance Sheet..............................................    F-3

Consolidated Statement of Operations....................................    F-4

Consolidated Statement of Stockholders' Equity (Deficit)................    F-5

Consolidated Statement of Cash Flows....................................    F-6

Notes to Consolidated Financial Statements..............................    F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of LJL BioSystems, Inc.

    In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of LJL BioSystems, Inc. and its subsidiary at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California
January 25, 2000, except as to Note 11,
which is as of February 2, 2000

                              LJL BIOSYSTEMS, INC.

                           CONSOLIDATED BALANCE SHEET

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1999          1998
                                                              -----------   -----------
ASSETS

Current assets:
  Cash and cash equivalents.................................  $ 3,891,000   $ 1,831,000
  Short-term investments....................................    4,567,000     5,510,000
  Accounts receivable, net..................................    2,047,000       840,000
  Inventories...............................................    2,591,000     1,173,000
  Other current assets......................................      159,000       262,000
                                                              -----------   -----------
      Total current assets..................................   13,255,000     9,616,000

Property and equipment, net.................................      880,000       789,000
Investments.................................................           --     2,863,000
Loans receivable from employees.............................      223,000       190,000
                                                              -----------   -----------
                                                              $14,358,000   $13,458,000
                                                              ===========   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................  $ 1,245,000   $   508,000
  Accrued expenses..........................................    2,026,000     1,801,000
  Customer deposits.........................................      293,000        19,000
  Deferred revenue..........................................      146,000            --
  Current portion of long-term debt.........................      282,000       168,000
                                                              -----------   -----------
      Total current liabilities.............................    3,992,000     2,496,000

Long-term debt, net of current portion......................      586,000       542,000
                                                              -----------   -----------
      Total liabilities.....................................    4,578,000     3,038,000
                                                              -----------   -----------
Commitments and contingencies (Note 9)

Stockholders' equity:
  Common stock; $0.001 par value; 50,000,000 shares
    authorized at December 31, 1999 and 1998, 12,756,203 and
    10,524,493 shares issued and outstanding at
    December 31, 1999 and 1998, respectively................       13,000        11,000
  Additional paid-in capital................................   30,601,000    23,258,000
  Deferred stock compensation...............................     (435,000)     (614,000)
  Accumulated other comprehensive income (loss).............      (20,000)        6,000
  Accumulated deficit.......................................  (20,379,000)  (12,241,000)
                                                              -----------   -----------
      Total stockholders' equity............................    9,780,000    10,420,000
                                                              -----------   -----------
                                                              $14,358,000   $13,458,000
                                                              ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                              LJL BIOSYSTEMS, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------
                                                           1999          1998          1997
                                                        -----------   -----------   -----------
Net sales.............................................  $ 9,917,000   $ 4,436,000   $ 5,204,000
Cost of sales.........................................    3,554,000     2,487,000     2,319,000
                                                        -----------   -----------   -----------
  Gross profit........................................    6,363,000     1,949,000     2,885,000
                                                        -----------   -----------   -----------
Operating expenses:
  Research and development............................    6,787,000     5,472,000     3,511,000
  Selling, general and administrative.................    8,199,000     5,308,000     2,145,000
                                                        -----------   -----------   -----------
    Total operating expenses..........................   14,986,000    10,780,000     5,656,000
                                                        -----------   -----------   -----------
Loss from operations..................................   (8,623,000)   (8,831,000)   (2,771,000)
Interest and other income, net........................      590,000       629,000       237,000
Interest expense......................................      (90,000)      (35,000)       (9,000)
                                                        -----------   -----------   -----------
Loss before provision for income taxes................   (8,123,000)   (8,237,000)   (2,543,000)
Provision for income taxes............................       15,000            --        12,000
                                                        -----------   -----------   -----------
Net loss..............................................   (8,138,000)   (8,237,000)   (2,555,000)
Accretion of mandatorily redeemable convertible
  preferred stock redemption value....................           --      (254,000)     (636,000)
                                                        -----------   -----------   -----------
Net loss available to common stockholders.............  $(8,138,000)  $(8,491,000)  $(3,191,000)
                                                        ===========   ===========   ===========
Basic and diluted net loss per share available to
  common stockholders.................................  $     (0.65)  $     (0.91)  $     (0.71)
                                                        ===========   ===========   ===========
Shares used in computation of basic and diluted net
  loss per share available to common stockholders.....   12,505,955     9,283,076     4,503,969
                                                        ===========   ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                              LJL BIOSYSTEMS, INC.

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                     ACCUMULATED                        TOTAL
                                  COMMON STOCK        ADDITIONAL      DEFERRED          OTHER                       STOCKHOLDERS'
                              ---------------------     PAID-IN         STOCK       COMPREHENSIVE    ACCUMULATED       EQUITY
                                SHARES      AMOUNT      CAPITAL     COMPENSATION    INCOME (LOSS)      DEFICIT        (DEFICIT)
                              ----------   --------   -----------   -------------   --------------   ------------   -------------
Balance at December 31,
  1996......................   4,500,500   $ 5,000    $    34,000     $      --       $      --      $  (226,000)    $  (187,000)
S corporation dividends
  paid......................          --        --             --            --              --       (1,075,000)     (1,075,000)
Transfer of S corporation
  accumulated deficit (Note
  1)........................          --        --       (742,000)           --              --          742,000              --
Issuance of common stock
  upon exercise of
  restricted stock purchase
  rights....................      45,000        --         90,000            --              --               --          90,000
Issuance of common stock
  upon exercise of stock
  options...................      38,250        --          4,000            --              --               --           4,000
Accretion of mandatorily
  redeemable convertible
  preferred stock redemption
  value.....................          --        --             --            --              --         (636,000)       (636,000)
Deferred compensation
  related to certain stock
  options and restricted
  stock.....................          --        --        772,000      (772,000)             --               --              --
Stock compensation
  expense...................          --        --        547,000        17,000              --               --         564,000
Net loss....................          --        --             --            --              --       (2,555,000)     (2,555,000)
                              ----------   -------    -----------     ---------       ---------      ------------    -----------
Balance at December 31,
  1997......................   4,583,750     5,000        705,000      (755,000)             --       (3,750,000)     (3,795,000)
Accretion of mandatorily
  redeemable convertible
  preferred stock redemption
  value.....................          --        --             --            --              --         (254,000)       (254,000)
Conversion of mandatorily
  redeemable convertible
  preferred stock...........   3,621,503     4,000      9,559,000            --              --               --       9,563,000
Issuance of common stock
  upon initial public
  offering..................   2,088,000     2,000     12,818,000            --              --               --      12,820,000
Issuance of common stock
  upon exercise of stock
  options...................     216,578        --         78,000            --              --               --          78,000
Issuance of common stock
  under Employee Stock
  Purchase Plan.............      14,662        --         64,000            --              --               --          64,000
Deferred compensation
  related to certain stock
  options and restricted
  stock grants..............          --        --         34,000       (34,000)             --               --              --
Stock compensation
  expense...................          --        --             --       175,000              --               --         175,000
Comprehensive income:
  Unrealized gains on
    investments.............          --        --             --            --           6,000               --           6,000
Net loss....................          --        --             --            --              --       (8,237,000)     (8,237,000)
                              ----------   -------    -----------     ---------       ---------      ------------    -----------
Balance at December 31,
  1998......................  10,524,493    11,000     23,258,000      (614,000)          6,000      (12,241,000)     10,420,000
Issuance of common stock
  upon private placement....   2,000,000     2,000      6,728,000            --              --               --       6,730,000
Issuance of common stock
  upon exercise of stock
  options...................     192,188        --        131,000            --              --               --         131,000
Issuance of common stock
  under Employee Stock
  Purchase Plan.............      39,522        --        149,000            --              --               --         149,000
Stock compensation
  expense...................          --        --        335,000       179,000              --               --         514,000
Comprehensive income:
  Unrealized (losses) on
    investments.............          --        --             --            --         (26,000)              --         (26,000)
Net loss....................          --        --             --            --              --       (8,138,000)     (8,138,000)
                              ----------   -------    -----------     ---------       ---------      ------------    -----------
Balance at December 31,
  1999......................  12,756,203   $13,000    $30,601,000     $(435,000)      $ (20,000)     $(20,379,000)   $ 9,780,000
                              ==========   =======    ===========     =========       =========      ============    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                              LJL BIOSYSTEMS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                YEAR ENDED DECEMBER 31,
                                                        ----------------------------------------
                                                           1999           1998          1997
                                                        -----------   ------------   -----------
Cash flows from operating activities:
  Net loss............................................  $(8,138,000)  $ (8,237,000)  $(2,555,000)
  Adjustments to reconcile net loss to net cash used
    in operating activities:
    Depreciation and amortization.....................      402,000        296,000       138,000
    Stock compensation expense........................      514,000        175,000       564,000
    Changes in assets and liabilities:
      Accounts receivable.............................   (1,207,000)      (781,000)      338,000
      Inventories.....................................   (1,418,000)      (890,000)      390,000
      Other current assets............................      103,000        222,000      (413,000)
      Accounts payable................................      737,000       (173,000)      448,000
      Accrued expenses................................      225,000      1,441,000       (36,000)
      Customer deposits...............................      274,000       (134,000)   (1,790,000)
      Deferred revenue................................      146,000             --            --
                                                        -----------   ------------   -----------
        Net cash used in operating activities.........   (8,362,000)    (8,081,000)   (2,916,000)
                                                        -----------   ------------   -----------
Cash flows provided by (used in) investing activities:
  Purchases of property and equipment.................     (493,000)      (643,000)     (429,000)
  Purchases of investments............................   (7,730,000)   (14,762,000)           --
  Proceeds from sales and maturities of investments...   11,488,000      6,406,000            --
                                                        -----------   ------------   -----------
        Net cash provided by (used in) financing
          activities..................................    3,265,000     (8,999,000)     (429,000)
                                                        -----------   ------------   -----------
Cash flows provided by financing activities:
  Proceeds from borrowings............................      361,000        785,000        13,000
  Repayments of borrowings............................     (203,000)      (161,000)           --
  Issuance of long-term loans receivable to
    employees.........................................      (33,000)      (190,000)           --
  Proceeds from issuance of mandatorily redeemable
    convertible preferred stock, net..................           --             --     8,672,000
  Proceeds from issuance of common stock, net.........    7,010,000     12,962,000        94,000
  Payment of S corporation dividends..................           --             --    (1,075,000)
                                                        -----------   ------------   -----------
        Net cash provided by financing activities.....    7,135,000     13,396,000     7,704,000
                                                        -----------   ------------   -----------
Effect of exchange rate changes on cash and cash
  equivalents.........................................       22,000        (10,000)           --
Net increase (decrease) in cash and cash
  equivalents.........................................    2,060,000     (3,694,000)    4,359,000
Cash and cash equivalents at beginning of year........    1,831,000      5,525,000     1,166,000
                                                        -----------   ------------   -----------
Cash and cash equivalents at end of year..............  $ 3,891,000   $  1,831,000   $ 5,525,000
                                                        ===========   ============   ===========
SUPPLEMENTAL CASH FLOW DISCLOSURES:
  Cash paid during the year for interest..............  $    90,000   $     35,000   $    10,000
                                                        ===========   ============   ===========
  Cash paid during the year for income taxes..........  $        --   $         --   $     1,000
                                                        ===========   ============   ===========
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING
  ACTIVITIES:
  Issuance of common stock upon conversion of
    mandatorily redeemable convertible preferred
    stock.............................................  $        --   $  9,562,000   $        --
                                                        ===========   ============   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                              LJL BIOSYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

THE COMPANY

    LJL BioSystems, Inc. (the "Company") was incorporated in Delaware on January 19, 1993 and is the surviving corporation of three commonly controlled predecessor companies. In March 1998, the Company established a wholly owned subsidiary, LJL BioSystems, Ltd., in the United Kingdom. The Company designs, produces, and sells primarily to pharmaceutical and biotechnology firms infrastructure products and, to a lesser extent, services that accelerate and enhance the process of discovering new drugs. The Company's proprietary integrated technology platform is comprised of instrumentation and consumables (microplates and fluorescence-based assay technologies) designed to provide flexible solutions to the current and evolving high throughput requirements of drug discovery laboratories. The Company operates in one business segment.

BASIS OF PRESENTATION

    The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated on consolidation.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INITIAL PUBLIC OFFERING

    In April 1998, the Company completed an initial public offering of 2,088,000 shares of its common stock, raising net cash proceeds of $12.8 million. In connection with the offering, all outstanding shares of mandatorily redeemable convertible preferred stock were converted into 3,621,503 shares of the Company's common stock.

REVENUE RECOGNITION

    Product sales are generally recognized upon shipment. Amounts received prior to completion of the earnings process are recorded as customer deposits or deferred revenue, as appropriate. Development agreements, which were completed during 1997, were performed on a best effort basis and revenues were recognized based on work performed using the percentage-of-completion method, completion being measured using costs incurred to total estimated costs at completion.

CASH EQUIVALENTS

    Cash equivalents consist of highly liquid investments, principally money market accounts and marketable debt securities, with maturities of three months or less at the time of purchase.

                              LJL BIOSYSTEMS, INC.

NOTE 1 THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) INVESTMENTS

    The Company's short-term and long-term investments consist of marketable securities classified as "available-for-sale." Available-for-sale securities are carried at fair market value, with unrealized gains and losses; net of tax, included in accumulated other comprehensive income in stockholders' equity. Gains and losses on securities sold are based on the specific identification method and are included in the results of operations.

    Fair values of marketable securities are based on quoted market values at December 31, 1999. At December 31, 1999, the difference between the fair value and amortized cost of marketable securities was not significant. As of December 31, 1999, marketable securities consisted of U.S. government securities and corporate securities maturing within twelve months or less.

COMPREHENSIVE INCOME

    The Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income," during 1998. Under SFAS 130, the Company is required to display comprehensive income and its components as part of the Company's consolidated financial statements. The measurement and presentation of net income (loss) did not change. Comprehensive income is comprised of net income (loss) and other comprehensive income. Other comprehensive income includes certain changes in the equity of the Company that are excluded from net income (loss). Specifically, SFAS 130 requires unrealized gains and losses on the Company's available-for-sale securities and foreign currency translation adjustments, which otherwise would have been reported separately in stockholders' equity, to be included in accumulated other comprehensive income. Comprehensive income (loss) for the years ended
December 31, 1999 and 1998 has been reflected in the Consolidated Statement of Stockholders' Equity (Deficit).

CONCENTRATIONS OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

    Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily cash, cash equivalents, short-term investments, loans receivable from employees and accounts receivable. The Company deposits cash with high credit quality financial institutions. The Company's cash equivalents and marketable securities are primarily invested in federal government agency obligations and corporate securities that have various maturities during 2000. The Company has issued a loan to an executive officer as part of the terms of his employment agreement. The executive's home and shares of the Company's common stock secure the loan.

    The Company's accounts receivable are derived from revenue earned from customers located in the U.S., the United Kingdom and Japan. Generally, the Company requires no collateral on trade receivables. The Company performs ongoing credit evaluations of its customers' financial condition and provides for expected losses; however, such amounts have not been significant. At December 31, 1999, amounts due from one customer represented 43% of gross trade receivables, amounts due from another customer represented 13% of gross trade receivables and amounts due from another customer represented 10% of gross trade receivables. At December 31, 1998, amounts due from one customer represented 25% of gross trade receivables and amounts due from four other customers each represented 13% of gross trade receivables. As a percentage of total revenues, product sales and

                              LJL BIOSYSTEMS, INC.

NOTE 1 THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) revenues recognized under development agreements from individual customers in excess of 10% of total revenues were as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                        ------------------------------------
                                                          1999          1998          1997
                                                        --------      --------      --------
AstraZeneca...........................................     15%           --            --
Chiron Corporation....................................     --             1%           64%
Ventana Medical Systems, Inc..........................     --             9%           24%
Becton Dickinson and Company..........................     --            --            10%

INVENTORIES

    Inventories are stated at the lower of cost, determined using the first-in, first-out method, or market.

CAPITALIZED SOFTWARE COSTS

    Software development costs incurred subsequent to the establishment of technological feasibility are capitalized in accordance with Statement of Financial Standards No. 86; "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Amortization of capitalized software development costs is the greater of the amount computed using (a) the ratio of current revenues to the total of current and anticipated future revenues or
(b) the straight-line method over the estimated economic life of the product. No amounts have been capitalized to date.

PROPERTY AND EQUIPMENT

    Property and equipment is recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years, or the lease term of the respective assets. Maintenance and repairs are expensed as incurred.

LONG-LIVED ASSETS

    The Company identifies and records impairment losses on long-lived assets when events and circumstances indicate that the assets might be impaired. No such events have occurred with respect to the Company's long-lived assets, which consist primarily of property and equipment and leasehold improvements.

RESEARCH AND DEVELOPMENT EXPENSE

    Research and development costs are expensed as incurred and consist of costs incurred for internally funded research and development activities and development agreements. These amounts include direct costs and research-related overhead expenses. Research and development expenses under development agreements were $316,000 in 1997.

INCOME TAXES

    Prior to June 6, 1997, the Company elected to be treated as an S corporation for federal and California income tax purposes. As a result, little or no federal or state income taxes were payable at

                              LJL BIOSYSTEMS, INC.

NOTE 1 THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) the corporate level. Rather, the Company's stockholders included their respective portions of the Company's taxable income in their individual income tax returns. On June 6, 1997, in connection with the preferred stock financing, the Company became subject to the C corporation provisions of the Internal Revenue Code. Accordingly, any earnings after this date are taxed at federal and state corporate income tax rates. Upon termination of the Company's S corporation status, the S corporation accumulated deficit of $742,000 was transferred to additional paid-in capital.

    The Company uses the asset and liability approach for accounting for income taxes which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events recognized in the Company's consolidated financial statements or income tax returns. Deferred tax assets are recognized, net of any valuation allowance, for deductible temporary differences, net operating losses and tax credit carryforwards when their realization is considered more likely than not. Deferred tax expense represents the change in the deferred tax asset and liability balances.

FOREIGN CURRENCY

    The U.S. dollar is the functional currency of the Company's UK subsidiary. Monetary and non-monetary assets and liabilities are remeasured into U.S. dollars at period end and historical exchange rates, respectively. Sales and expenses are remeasured at average exchange rates in effect during each period, except for these expenses related to non-monetary assets which are remeasured at historical exchange rates. Gains or losses resulting from foreign currency transactions are included in net loss and were not material.

SEGMENT REPORTING

    In 1998, the Company adopted Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 requires use of the "management" approach, which designates the internal organization that is used by management for making operating decisions and assessing performance as the source of reportable segments. SFAS 131 also requires disclosures about products and services, geographic areas, and major customers. The adoption of SFAS 131 did not have a material effect on the consolidated financial statements or notes thereto. At December 31, 1999, 97% of the Company's total assets were held domestically and the Company earned 69% of its fiscal 1999 sales from domestic customers. At December 31, 1998, 98% of the Company's total assets were held domestically and the Company earned 91% of its fiscal 1998 sales from domestic customers. During 1997, 100% of the Company's assets and sales, were domestic.

STOCK-BASED COMPENSATION

    The Company has adopted the pro forma disclosure requirements of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation". As permitted, the Company continues to recognize stock-based compensation under the intrinsic value method of accounting as prescribed by Accounting Principles Board Opinion No. 25. The pro forma effects of applying SFAS 123 are shown in Note 7 to the consolidated financial statements. The Company accounts for stock options issued to consultants in accordance with the provisions of SFAS 123 and EITF 96-18.

                              LJL BIOSYSTEMS, INC.

NOTE 1 THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) BASIC AND DILUTED NET INCOME (LOSS) PER SHARE AVAILABLE TO COMMON STOCKHOLDERS

    Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon conversion of outstanding convertible preferred stock (using the if-converted method) and shares issuable upon the exercise of stock options and warrants (using the treasury stock method). Potential common shares are excluded from the computation if their effect is anti-dilutive, as was the case for the years ended December 31, 1999, 1998 and 1997. For the years ended December 31, 1998 and 1997, the net loss available to common stockholders includes $254,000 and $636,000, respectively, to reflect accretion of the mandatorily redeemable convertible preferred stock redemption value.

    Shares excluded from the computation of diluted net loss per share include the following:

                                                   YEAR ENDED DECEMBER 31,
                                              ---------------------------------
                                                1999        1998        1997
                                              ---------   ---------   ---------
Stock options...............................  1,748,827   1,498,105     605,308
Stock warrants..............................     75,076      69,049      37,413
Convertible preferred stock.................         --     704,457   2,063,761
                                              ---------   ---------   ---------
                                              1,823,903   2,271,611   2,706,482
                                              =========   =========   =========

RECLASSIFICATIONS

    Certain prior year amounts have been reclassified to conform to the 1999 financial statement presentation.

NOTE 2  COMPOSITION OF BALANCE SHEET AMOUNTS:

                                                            DECEMBER 31,
                                                       -----------------------
                                                          1999         1998
                                                       ----------   ----------
Accounts receivable comprise:
  Trade receivables..................................  $1,915,000   $  872,000
  Other receivables..................................      56,000       12,000
                                                       ----------   ----------
                                                        1,971,000      884,000
  Less allowance for doubtful accounts...............     (76,000)     (44,000)
                                                       ----------   ----------
                                                       $2,047,000   $  840,000
                                                       ==========   ==========

Inventories comprise:
  Raw materials......................................  $1,224,000   $  476,000
  Work-in-process....................................     214,000           --
  Finished goods.....................................   1,153,000      697,000
                                                       ----------   ----------
                                                       $2,591,000   $1,173,000
                                                       ==========   ==========

                              LJL BIOSYSTEMS, INC.

NOTE 2  COMPOSITION OF BALANCE SHEET AMOUNTS: (CONTINUED)

                                                            DECEMBER 31,
                                                       -----------------------
                                                          1999         1998
                                                       ----------   ----------
Property and equipment comprise:
  Computer equipment and software....................  $1,267,000   $1,057,000
  Furniture and equipment............................     877,000      594,000
  Leasehold improvements.............................      64,000       64,000
                                                       ----------   ----------
                                                        2,208,000    1,715,000
  Less accumulated depreciation and amortization.....  (1,328,000)    (926,000)
                                                       ----------   ----------
                                                       $  880,000   $  789,000
                                                       ==========   ==========

Accrued expenses comprise:
  Accrued employee costs.............................  $  990,000   $  879,000
  Warranty accrual...................................     439,000      351,000
  Accrued professional services......................     133,000      218,000
  Public company related expenses....................     300,000      200,000
  Other..............................................     164,000      153,000
                                                       ----------   ----------
                                                       $2,026,000   $1,801,000
                                                       ==========   ==========

NOTE 3  LONG-TERM DEBT:

    In September 1995, September 1996 and June 1997, the Company entered into equipment loan agreements with a bank related to the purchase of equipment and software. The loans, which were collateralized by the related equipment and software and by personal guarantees by the Company's stockholders, bore interest at 10.20% to 11.85% per annum and were repaid in full in March 1998.

    In February 1998, the Company entered into an equipment financing agreement that provided a $1.3 million line of credit that was used to finance the purchases of equipment, computers and software necessary to support the Company's CRITERION product line development effort and additions to the marketing, sales and administrative infrastructure. The initial term of this agreement was through February 16, 1999. Amounts borrowed under this agreement bear interest at 11.08% to 12.16%. The agreement was extended twice with the latest extension expiring on December 31, 1999. At December 31, 1999, the Company had an obligation to repay $868,000 under this agreement through 2003. Future principal payments under this line of credit are as follows:

YEAR ENDING DECEMBER 31,
------------------------
2000........................................................  $282,000
2001........................................................   317,000
2002........................................................   243,000
2003........................................................    26,000
                                                              --------
                                                              $868,000
                                                              ========

                              LJL BIOSYSTEMS, INC.

NOTE 4  INCOME TAXES:

    The provision for income taxes for the year ended December 31, 1997 reflects S corporation taxes imposed in California at the statutory rate of 1.5% of taxable income, adjusted for nondeductible items. On June 6, 1997, the Company became subject to the C corporation provisions of the Internal Revenue Code. No provision for income taxes relating to the US operation of the Company has been recognized for periods subsequent to June 6, 1997, as the Company incurred net operating losses for income tax purposes and has no carryback potential. During 1999, the Company recorded a provision for foreign income taxes relating to its UK subsidiary.

    The significant components of deferred tax assets and liabilities are as follows:

                                                           DECEMBER 31,
                                                     -------------------------
                                                        1999          1998
                                                     -----------   -----------
Net operating loss and tax credit carryforwards....  $ 7,375,000   $ 4,788,000
Nondeductible reserves and accruals................      481,000       288,000
                                                     -----------   -----------
  Gross deferred tax assets........................    7,856,000     5,076,000
Valuation allowance................................   (7,856,000)   (5,076,000)
                                                     -----------   -----------
  Net deferred tax assets..........................  $        --   $        --
                                                     ===========   ===========

    Due to incurring ongoing operating losses, management believes that there is sufficient uncertainty regarding the realization of deferred tax assets such that a full valuation allowance is appropriate.

    At December 31, 1999, the Company had federal and state net operating loss carryforwards of approximately $18 million and $9 million, respectively, available to reduce future taxable income, which expire from 2003 to 2020. The Company's ability to utilize net operating loss and tax credit carryforwards may be subject to limitation as set forth in applicable federal and state tax laws. As specified in the Internal Revenue Code, an ownership change of more than 50% during any three-year period would result in certain annual limitations on the Company's ability to utilize its net operating loss and tax credit carryforwards.

NOTE 5  MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK:

    In May and June 1997, the Company amended its Certificate of Incorporation to authorize a total of 7,400,000 shares of preferred stock for future issuance. In June 1997, the Company completed a private placement of 3,621,503 shares of Series A mandatorily redeemable convertible preferred stock (the "Series A") for $2.60 per share, resulting in cash proceeds of $8,672,000, net of issuance costs of $744,000.

    The Series A stockholders were entitled to annual dividends at a rate of $0.312 per share (subject to adjustment for dilution or stock splits). Such dividends were noncumulative and were payable when and if declared by the Board of Directors provided, however, that such dividends would be deemed to be accrued and cumulatively payable upon the redemption of the Series A shares or a liquidation or dissolution of the Company. Accordingly, such amounts were accreted to the carrying value of the Series A shares with a corresponding charge to accumulated deficit. The Series A shares were converted into 3,621,503 shares of common stock in connection with the Company's initial public offering in March 1998.

                              LJL BIOSYSTEMS, INC.

NOTE 6  STOCKHOLDERS' EQUITY:

    The Company has the right to repurchase, at the original issuance price, certain of the shares of common stock issued to employees and directors under restricted stock agreements. The Company's repurchase right lapses over four years based on the length of the individual's service with the Company. At December 31, 1999, 45,000 shares of common stock were subject to repurchase by the Company.

    In connection with the Series A private placement in June 1997, the Company issued to the placement agent two warrants to purchase a total of 65,653 shares of Series A at an exercise price of $5.20 per share. The warrants originally were to expire on the earlier of June 6, 2002, the closing of an initial public offering of the Company's common stock pursuant to a registration statement under the Securities Act of 1993 or a merger or sale of substantially all of the Company's assets and were exercisable immediately. In March 1998, the terms of the warrants were amended such that the warrants are now exercisable to purchase 65,653 shares of the Company's common stock at an exercise price of $7.00 per share and expire in 2001. The Company determined that the value of the amended warrants was not material.

    In connection with entering into a line of credit agreement with a leasing company in February 1998, the Company issued a warrant to purchase up to 13,290 shares of the Company's common stock at $5.38. The actual number of shares to be issued under the warrant was based on 5.5% of the borrowings against the line of credit divided by the exercise price of $5.38 and was determined during 1999 to be 10,312 shares of the Company's common stock, none of which were exercised as of December 31, 1999. The warrant will expire in February 2002. The Company determined that the value of this warrant was not material.

    At December 31, 1999, the Company had two million shares of preferred stock authorized, of which no shares were issued or outstanding.

NOTE 7  EQUITY INCENTIVE PLANS:

    In January 1994, the Company adopted the 1994 Equity Incentive Plan (the "1994 Plan") under which 499,500 shares of the Company's common stock were reserved for issuance to employees, directors and consultants of the Company, as approved by the Board of Directors. On March 14, 1997, the Company reduced the number of shares reserved for issuance under the 1994 Plan to 479,250. The 1994 Plan, which expires in 2004, provides for the grant of incentive as well as nonstatutory stock options, stock bonuses, stock appreciation rights and restricted stock purchase rights.

    In March 1997, the Company adopted the 1997 Stock Plan (the "1997 Plan"). As amended, 2,520,750 shares of the Company's common stock have been reserved for issuance to employees, directors and consultants of the Company under the 1997 Plan. The 1997 Plan, which expires in 2007, provides for the grant of incentive as well as nonstatutory stock options and restricted stock purchase rights.

    Options granted under the 1994 Plan and the 1997 Plan are for terms not to exceed ten years. If the option is granted to a stockholder who owns more than 10% of the Company's outstanding stock, the term may not exceed five years and the exercise price of the stock option must be at least 110% of the fair market value of the stock at the date of grant. Exercise prices of incentive stock options granted to all other persons are generally equal to at least 100% of the fair market value of the stock at the date of grant. For nonstatutory stock options granted to all other persons, the exercise price

                              LJL BIOSYSTEMS, INC.

NOTE 7  EQUITY INCENTIVE PLANS: (CONTINUED)
under the 1994 Plan and the 1997 Plan is generally equal to at least 50% or 85%, respectively, of the fair market value of the stock at the date of grant. Options under the plans generally vest over a five-year period.

    The term of restricted stock purchase rights granted under the 1997 Plan is thirty days, after which unaccepted stock purchase rights expire. If the stock purchase right is granted to a stockholder who owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company, the exercise price is generally at least equal to 100% of the fair market value of the stock on the date of grant. The exercise price of stock purchase rights granted to all other persons is generally equal to at least 85% of the fair market value of the stock on the date of grant. There were no unaccepted restricted stock purchase rights outstanding at December 31, 1999.

    On December 16, 1997, the Board of Directors adopted the 1998 Employee Stock Purchase Plan (the "1998 Purchase Plan") and the 1998 Directors' Plan and reserved 300,000 and 150,000 shares of common stock, respectively, for issuance under these plans, which were approved by the stockholders in February 1998. The 1998 Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, permits eligible employees to purchase common stock through payroll deductions at a purchase price equal to 85% of the fair market value of the Company's common stock at the beginning or end of the offering period, whichever is less. During 1999, 39,522 shares were issued under the 1998 Purchase Plan. The 1998 Directors' Plan provides for certain automatic grants of nonstatutory stock options to nonemployee directors of the Company. Options granted under the 1998 Directors' Plan vest over four years, have a term of ten years and are granted at exercise prices equal to the fair market value of the Company's common stock on the date of grant.

                              LJL BIOSYSTEMS, INC.

NOTE 7  EQUITY INCENTIVE PLANS: (CONTINUED)
    The following table summarizes activity under the 1994 Plan, the 1997 Plan and the 1998 Directors' Plan:

                                                                         WEIGHTED
                                                SHARES        STOCK      AVERAGE
                                               AVAILABLE     OPTIONS     EXERCISE
                                               FOR GRANT   OUTSTANDING    PRICE
                                               ---------   -----------   --------
Balance at December 31, 1996.................    111,250      388,250     $0.10

Shares authorized............................  2,050,500           --        --
Issuance of restricted stock.................    (45,000)          --      2.00
Options granted..............................   (480,000)     480,000      1.34
Options exercised............................         --      (38,250)     0.10
                                               ---------    ---------     -----

Balance at December 31, 1997.................  1,636,750      830,000      0.71

Options granted..............................   (964,256)     964,256      3.76
Options exercised............................         --     (216,578)     0.36
Options canceled.............................     79,723      (79,723)     4.19
                                               ---------    ---------     -----
Balance at December 31, 1998.................    752,217    1,497,955      2.53

Shares authorized............................    600,000           --        --
Options granted..............................   (696,640)     696,640      4.98
Options exercised............................         --     (192,188)     0.69
Options canceled.............................    150,687     (150,687)     3.44
                                               ---------    ---------     -----
Balance at December 31, 1999.................    806,264    1,851,720      3.57
                                               =========    =========     =====

    The following table summarizes information about stock options under the 1994 Plan, the 1997 Plan and the 1998 Directors' Plan at December 31, 1999:

                           OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                   ------------------------------------   ----------------------
                                  WEIGHTED
                                   AVERAGE     WEIGHTED                 WEIGHTED
                                  REMAINING    AVERAGE                  AVERAGE
     RANGE OF        NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
  EXERCISE PRICES  OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
  ---------------  -----------   -----------   --------   -----------   --------
  $0.10 to $1.00      309,314    7.1 years      $0.75       126,997      $0.77
  $2.00 to $2.875     467,340    8.5 years       2.58       117,452       2.41
  $3.19 to $4.50      538,150    9.4 years       3.94        45,300       4.19
  $5.00 to $6.30      536,916    8.5 years       5.69       125,035       5.72
                    ---------                               -------
                    1,851,720    8.5 years       3.57       414,784       3.10
                    =========                               =======

    Deferred compensation is recorded when the exercise price of an option is less than the deemed fair value of the underlying stock on the date of grant. From inception through June 1997, all stock options were granted at exercise prices that equaled the estimated fair value of the underlying stock on the respective grant dates. In August 1997, the Company granted options to purchase a total of 75,000 shares of common stock at an exercise price of $1.00 per share. Deferred compensation of

                              LJL BIOSYSTEMS, INC.

NOTE 7  EQUITY INCENTIVE PLANS: (CONTINUED)
approximately $56,000 was recorded on these options, based on the deemed fair value of the common stock on the date of grant of $1.75 per share. In
October 1997, the Company granted options to purchase 24,500 shares of common stock at an exercise price of $1.00 per share. Additional deferred compensation of approximately $123,000 was recorded based on a deemed fair value of $6.00 per share on the date of grant. Additionally, in October 1997 the Company granted to a consultant options to purchase 7,500 shares of the Company's common stock at an exercise price of $1.00 per share, resulting in additional deferred compensation of $40,000 based on the estimated fair value of the options granted. In December 1997, the Company granted rights to purchase 45,000 shares of restricted common stock at an exercise price of $2.00 per share and options to purchase 30,250 shares of common stock at an exercise price of $2.00 per share. Additional deferred compensation of approximately $553,000 related to these grants was recorded based on a deemed fair value of the common stock of $9.35 per share on the date of grant. On March 10, 1998, the Company granted an option to an employee to purchase 15,000 shares of the Company's common stock at a price 15% below fair market value at the date of the grant. Deferred compensation of $33,600 was recorded based on the estimated fair value of the options granted. Deferred compensation is amortized over the vesting period of the options, generally four to five years.

    In December 1997, the Company also granted fully vested options to employees to purchase 75,000 shares of common stock at exercise prices of $2.00 to $2.20 per share, in lieu of cash bonuses. Compensation expense of $547,000 related to these options, based on a deemed fair value of the common stock on the date of grant of $9.35 per share, was recognized in 1997.

    Stock compensation expense for options granted to consultants has been determined using the Black-Scholes option pricing model to measure the fair value of the option. The fair value of such options is periodically remeasured as the options vest.

    The Company accounts for issuances of stock options to employees in accordance with the provisions of Accounting Principles Board Opinion No. 25. Had compensation cost for the Company's option plans been determined based on the fair value of the options at the dates of grant, as prescribed in SFAS 123, the Company's pro forma net income (loss) for the years ended December 31, 1999, 1998 and 1997 would have included additional stock compensation expense of $394,000, $286,000 and $10,000, respectively. The fair value of each option has been estimated on the date of grant using the Black-Scholes option pricing model for all options granted after the effective date of the Company's initial public offering on March 13, 1998 and using the minimum value method for options granted prior to the initial public offering. The following assumptions were used in computing the fair value of options granted: dividend yield of 0.0% for 1999, 1998 and 1997; risk-free interest rates of 4.6% to 6.4% for 1999, 4.4% to 5.7% for 1998, and 6.3% to 6.5% for 1997; volatility of 90% for options granted in 1999, volatility of 84% for options granted after the effective date of the Company's initial public offering on March 13, 1998 through December 31, 1998; and a weighted average expected option term of four years for 1999 and 1998 and 1997.

    Additional option grants are expected to be made beyond 1999. Accordingly, pro forma disclosures may differ significantly from the reported results of operations in the future.

    At December 31, 1999, the Company had 2,723,637 shares of common stock reserved for future issuance upon the exercise of stock options and common stock purchase warrants.

                              LJL BIOSYSTEMS, INC.

NOTE 8  EMPLOYEE BENEFIT PLAN:

    The Company maintains the tax deferred LJL BioSystems, Inc. 401(k) Plan (the "401(k) Plan"), that covers all employees over twenty-one years of age who become eligible to enroll the first day of the calendar month following their employment date. Employees may contribute up to 15% of their compensation to the 401(k) Plan on a pre-tax basis, subject to the maximum amount allowable under IRS regulations. Pre-tax contributions are allocated to each employee's individual account, which is invested in selected investment alternatives according to the directions of the employee. The Company may contribute a discretionary matching contribution equal to a specified percentage of the participant's compensation. Matching contributions to an individual employee's account vest over five years of service with the Company. Through December 31, 1999, the Company had not made any matching contributions under the 401(k) Plan.

NOTE 9  COMMITMENTS AND CONTINGENCIES:

    In January 2000, the Company amended its operating lease agreement for one of its principal facilities to extend the lease term to December 2002. The lease agreement requires the Company to pay minimum rent as well as certain facilities operating expenses incurred by the lessor. In July 1997, the Company entered into a lease agreement for a laboratory facility and the use of certain laboratory equipment. During 1999, the lease was amended to extend the lease term to June 2000, at which time the lease may be continued on a month-to-month basis, by mutual consent. In April 1998, the Company entered into a lease agreement for a facility in the United Kingdom with a lease term to April 1999. In April 1999, the Company extended its operating lease on its United Kingdom office space through April 2000. In January 2000, the Company amended its operating lease agreement for its other principal facility to extend the lease term to May 2002. The lease agreement requires the Company to pay minimum rent as well as certain facility operating expenses incurred by the lessor. Rent expense during the years ended December 31, 1999, 1998 and 1997 totaled $542,000, $381,000 and $161,000, respectively.

    Future minimum payments under non-cancelable operating leases are as follows:

YEAR ENDING DECEMBER 31,
------------------------
2000........................................................  $  514,000
2001........................................................     330,000
2002........................................................     238,000
                                                              ----------
                                                              $1,082,000
                                                              ==========

    In June 1997, the Company entered into a development, license and sales agreement (the "Agreement") under which the Company obtained worldwide rights to certain patented assay technologies. As amended, the Agreement provides for future minimum royalties that aggregate approximately $1.0 million and are due through 2003.

    In the normal course of business, the Company is subject to various claims and assessments, which, in the opinion of management, will not have a material adverse effect on its results of operations or financial condition.

                              LJL BIOSYSTEMS, INC.

NOTE 10  RELATED PARTY TRANSACTIONS:

    During 1998, the Company extended a loan in the amount of $190,000 to an executive officer as part of the terms of the executive's employment agreement. The officer's home and shares of the Company's common stock secure the loan. The loan bears interest at 5.83% per annum and is to be repaid in full on the earliest of February 15, 2008 or the dates of certain other conditions of the note. All or a portion of the loan and the interest may be forgiven based on the executive's performance or upon termination by the Company without cause. During 1999, the Company extended two loans totaling $32,500 to two employees as part of the terms of each employee's employment agreement. One loan is unsecured and bears interest at 5.187% per annum and is to be repaid in full on the earliest of January 12, 2003 or the dates of certain other conditions of the note. The other loan is secured by shares of the Company's common stock, bears interest at 7.5% per annum and is to be repaid in full thirty days after the employee's termination or on the dates of certain other conditions of the note. All or a portion of each loan and the interest may be forgiven based on the respective employee's performance or upon termination of the respective employee by the Company without cause.

NOTE 11  SUBSEQUENT EVENT:

    On February 2, 2000, the Company received net cash proceeds of approximately $18.4 million in connection with a private placement of 1.76 million shares of unregistered restricted common stock. The terms of the sale require that the Company file a registration statement covering such shares by February 16, 2000.

                             [LJL BIOSYSTEMS LOGO]

                  SUBJECT TO COMPLETION, DATED MARCH 14, 2000

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE
COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             [LJL BIOSYSTEMS LOGO]

                                2,500,000 SHARES

                                  COMMON STOCK

    We are offering 2,500,000 shares of our common stock. Our common stock is quoted on the Nasdaq National Market under the symbol LJLB. The last reported sale price of our common stock on the Nasdaq National Market on March 13, 2000 was $28.00 per share.

                            ------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                             ---------------------

                                                                 PER SHARE            TOTAL
                                                              ----------------   ----------------
Public Offering Price.......................................      $                $
Underwriting Discounts and Commissions......................      $                $
Proceeds to LJL.............................................      $                $

    THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    We have granted the underwriters a 30-day option to purchase up to an additional 375,000 shares from us to cover over-allotments. FleetBoston Robertson Stephens Inc. expects to deliver the shares of common stock to
purchasers on          , 2000.

                            ------------------------

ROBERTSON STEPHENS INTERNATIONAL                                       CHASE H&Q
                              DAIN RAUSCHER WESSELS

                 THE DATE OF THIS PROSPECTUS IS MARCH   , 2000.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses payable by the Registrant in connection with the sale and distribution of the Common Stock being registered. All amounts shown are estimates except the SEC registration fee.

                                                              AMOUNT TO
                                                               BE PAID
                                                              ---------
SEC registration fee........................................  $ 25,123
Printing and engraving expenses.............................   200,000
Legal fees and expenses.....................................   150,000
Accounting fees and expenses................................    35,000
Blue Sky qualification fees and expenses....................     7,000
Miscellaneous fees and expenses.............................    47,877
                                                              --------
    Total...................................................  $465,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Articles XIII and XIV of the Registrant's Fourth Amended and Restated Certificate of Incorporation and
Article VI of the Registrant's Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by law. In addition, the Registrant has entered into Indemnification Agreements with its officers and directors and maintains director and officer liability insurance.

ITEM 16. EXHIBITS

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------   ------------------------------------------------------------
  1.1     Underwriting Agreement*
  5.1     Opinion of Orrick, Herrington & Sutcliffe LLP
 23.1     Consent of Independent Accountants
 23.2     Consent of Orrick, Herrington & Sutcliffe LLP (included in
          Exhibit 5.1)
 24.1     Power of Attorney (see page II-3)

------------------------

*To be filed by amendment.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
    Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on March 13, 2000.

                                                       LJL BIOSYSTEMS, INC.

                                                       By:                /s/ LEV J. LEYTES
                                                            ---------------------------------------------
                                                                            Lev J. Leytes
                                                               PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                                                                 CHAIRMAN OF THE BOARD OF DIRECTORS

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, Lev J. Leytes, Larry Tannenbaum and Robert T. Beggs, and each of them, as his or her attorney-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and any and all Registration Statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the Offering contemplated by this Registration Statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

                   SIGNATURE                                      TITLE                        DATE
                   ---------                                      -----                        ----
               /s/ LEV J. LEYTES                  President, Chief Executive Officer and
   ------------------------------------------       Chairman of the Board (principal      March 13, 2000
                (Lev J. Leytes)                     executive officer)

              /s/ LARRY TANNENBAUM                Senior Vice President and Chief
   ------------------------------------------       Financial Officer (principal          March 13, 2000
               (Larry Tannenbaum)                   financial officer)

              /s/ ROBERT T. BEGGS                 Vice President of Finance and
   ------------------------------------------       Administration (principal accounting  March 13, 2000
               (Robert T. Beggs)                    officer)

               /s/ GALINA LEYTES
   ------------------------------------------     Executive Vice President and Director   March 13, 2000
                (Galina Leytes)

              /s/ GEORGE W. DUNBAR
   ------------------------------------------     Director                                March 13, 2000
               (George W. Dunbar)

              /s/ DANIEL S. JANNEY
   ------------------------------------------     Director                                March 13, 2000
               (Daniel S. Janney)

             /s/ MICHAEL F. BIGHAM
   ------------------------------------------     Director                                March 13, 2000
              (Michael F. Bigham)

               /s/ JOHN G. FREUND
   ------------------------------------------     Director                                March 13, 2000
                (John G. Freund)

              /s/ JOHN D. DIEKMAN
   ------------------------------------------     Director                                March 13, 2000
               (John D. Diekman)

                              LJL BIOSYSTEMS, INC.
                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------   ------------------------------------------------------------
  1.1     Underwriting Agreement*
  5.1     Opinion of Orrick, Herrington & Sutcliffe LLP
 23.1     Consent of Independent Accountants
 23.2     Consent of Orrick, Herrington & Sutcliffe LLP (included in
          Exhibit 5.1)
 24.1     Power of Attorney (see page II-3)

------------------------

*To be filed by amendment.